Filed pursuant to Rule 424(b)(3)
Registration No. 333-103873
333-103873-01

Final Prospectus dated May 28, 2003

PROSPECTUS

STAR GAS PARTNERS, L.P.

STAR GAS FINANCE COMPANY

Offer to Exchange

10¼% Senior Notes due 2013

For Any and All Outstanding

10¼% Senior Notes due 2013

This prospectus, the accompanying letter of transmittal and notice of guaranteed delivery relate to our proposed offer to exchange up to $200,000,000 aggregate principal amount of new 10¼% senior notes due 2013, which we call the “Series B notes” in this prospectus, which will be freely transferable, for any and all outstanding 10¼% senior notes due 2013, which we call the “Series A notes” in this prospectus, issued in a private offering on February 6, 2003, and which have certain transfer restrictions. In this prospectus we sometimes refer to the Series A notes and the Series B notes collectively as the notes.

•	The notes are the senior unsecured obligations of Star Gas Partners, L.P. and Star Gas Finance Company, our wholly owned subsidiary that has no material assets and was formed for the sole purpose of being a corporate co-issuer of some of our indebtedness, including the notes.
•	The exchange offer expires at 12:01 a.m., New York City time, on July 8, 2003 unless extended.
•	The terms of the Series B notes are substantially identical to the terms of the Series A notes, except that the Series B notes will be freely transferable and issued free of any covenants regarding exchange and registration rights.
•	All Series A notes that are validly tendered and not validly withdrawn will be exchanged.
•	Tenders of Series A notes may be withdrawn at any time prior to expiration of the exchange offer.
•	We will not receive any proceeds from the exchange offer.
•	The exchange of Series A notes for Series B notes will not be a taxable event for United States federal income tax purposes.
•	Holders of Series A notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.
•	Series A notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the Indenture, but, except under certain circumstances, will have no further exchange or registration rights under the registration rights agreement discussed in this prospectus.
•	As of March 31, 2003, the Series B notes on a pro forma basis, after giving effect to the Series A note offering and the application of the proceeds thereof, would have ranked structurally junior to $637.8 million of indebtedness and other liabilities of our subsidiaries.
•	There is no active trading market for the Series A notes or Series B notes and we do not intend to list the Series B notes on any securities exchange or to seek approval for quotations through any automated quotation system.

Before participating in this exchange offer, carefully consider the “ Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus, the accompanying letter of transmittal and related documents and any amendments or supplements to this prospectus carefully before making your investment decision.

The date of this prospectus is May 28, 2003.

The information contained in this prospectus was obtained from us and other sources. This prospectus also incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus.

You should rely only on the information contained in this prospectus or any supplement and any information incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with any information that is different from such information. If you receive any unauthorized information, you must not rely on it. You should disregard anything we said in an earlier document that is inconsistent with what is included or incorporated by reference in this prospectus or any supplement.

You should not assume that the information in this prospectus or any supplement is current as of any date other than the date on the front page of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

We include cross references in this prospectus to captions in these materials where you can find further related discussions. The above table of contents tells you where to find these captions.

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SUMMARY

This summary information is to help you understand the notes, our business and the exchange offer. It may not contain all the information that may be important to you. You should carefully read this prospectus and the documents incorporated by reference to understand fully the terms of the notes, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page 11 of this prospectus to determine whether an investment in the notes is appropriate for you. For purposes of this prospectus, unless the context otherwise indicates, when we refer to “us,” “we,” “our,” or “ours,” we are describing Star Gas Partners, L.P., together with its subsidiaries, including Star Gas Finance Company.

The exchange offer is intended to satisfy our obligations under the registration rights agreement, and we will not receive any cash proceeds from the issuance of the Series B notes offered by this prospectus. For further details, please read “Use of Proceeds” on page 21 of this prospectus.

Who We Are

General

We are the largest retail distributor of home heating oil and one of the largest retail distributors of propane in the United States, based on volume as reported by the National Oilheat Research Alliance Organization, March 2003 and by LP/Gas magazine, February 2003. Our home heating oil operations serve customers in the Northeast and Mid-Atlantic regions and our propane operations serve customers in the Midwest and Northeast regions, Florida and Georgia. We are also an independent reseller of natural gas and electricity to residential customers in deregulated energy markets primarily in the Northeast and Mid-Atlantic regions. For the twelve months ended March 31, 2003, we sold 555.6 million gallons of heating oil, which represented approximately 7% of total heating oil sales in the United States. For the same period, we sold 166.6 million gallons of propane, which represented approximately 2% of total residential propane sales in the United States using data reported by the Energy Information Administration, “Annual Fuel Oil and Kerosene Sales Report for 2001 and the American Petroleum Institute,” Sales of Natural Gas Liquids and Liquefied Refinery Gases” report for 2001. For the twelve months ended March 31, 2003, we generated total sales of $1.4 billion.

Home Heating Oil Operations

Through our subsidiary, Petro Holdings, Inc. or “Petro,” we are engaged in delivering heating oil and providing heating equipment repair and maintenance services to approximately 500,000 home heating oil customers from 32 branch locations in eight states and the District of Columbia. Our heating oil operations are concentrated in the Northeast and Mid-Atlantic. These regions account for approximately two-thirds of the home heating oil sold annually in the United States.

Heating oil is almost exclusively used for space heating by residential and commercial customers. We believe that the sale of heating oil is a stable business due to three factors. First, home heating oil is an essential, non-discretionary product and sales are typically not impacted by general economic conditions. Second, the majority of our customers receive deliveries automatically without making affirmative purchase decisions. We enhance customer loyalty with our responsive at-home heating equipment repair and maintenance service, which we make available 24 hours per day, 7 days a week. Third, since we sell heating oil with a pass-through pricing mechanism and maintain relatively low levels of inventory, generally we are not affected by changes in the level of oil prices.

As the largest retail distributor of home heating oil, Petro realizes the benefits of economies of scale and customer service levels that are not available to most of our competitors. We also utilize sophisticated information and communications technology systems not affordable by most of our smaller, local competitors to enhance our customer response time and overall service quality.

For the twelve months ended March 31, 2003, approximately 76% of total sales from our heating oil operations were from sales of home heating oil, approximately 16% were from the installation and repair of heating and air conditioning equipment and approximately 8% were from the sale of other petroleum products, including diesel fuel and gasoline, primarily to commercial customers for fleet fuel service. During this period, our home heating oil operations generated total sales of $1.1 billion.

Propane Operations

Through our subsidiary, Star Gas Propane, L.P., or “Star Gas Propane,” we are primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. We serve over 300,000 propane customers in seventeen states from 116 branch locations and 64 satellite storage facilities in the Midwest and the Northeast regions, Florida and Georgia. In addition to our retail business, we also serve wholesale customers from our 21 million gallon storage facility in southern Indiana.

Star Gas Propane sells propane to residential customers to meet their space heating and cooking needs and to smaller commercial customers for general space heating purposes. For the twelve months ended March 31, 2003, approximately 72% of our retail propane sales were to residential customers. This provides us with a high level of customer stability and a relatively price insensitive customer base. Our customer stability is further enhanced by our ownership of approximately 95% of the propane tanks located at our customers’ homes since fire safety laws in the states in which we operate do not permit our tanks to be filled by other distributors. Similar to our heating oil operations, we sell propane with a pass-through pricing mechanism and maintain relatively low levels of inventory, making our operations generally unaffected by changes in underlying commodity prices.

For the twelve months ended March 31, 2003, approximately 93% of the total sales from our propane operations were to retail customers and approximately 7% were to wholesale customers. Our retail sales have historically had a greater profit margin, more stable customer base and less price sensitivity than our wholesale business. During this period, our propane operations generated total sales of $260.5 million.

Electricity and Natural Gas Operations

Through our subsidiary, Total Gas & Electric, Inc., or “Total Gas & Electric,” we are an independent reseller of natural gas and electricity to approximately 56,000 natural gas and 14,000 electricity customers in deregulated energy markets primarily in New York, New Jersey, Florida and Maryland. In deregulated energy markets, customers have a choice in selecting energy suppliers to power and/or heat their homes. Competitors range from independent resellers, similar to Total Gas & Electric, to large public utilities. Similar to our heating oil and propane operations, natural gas and electricity are sold to customers with a pass-through pricing mechanism.

For the twelve months ended March 31, 2003, Total Gas & Electric generated total sales of $69.5 million. Total Gas & Electric has experienced losses which resulted primarily from its prior management’s customer solicitation and credit policies that resulted in lower than expected customer collection experience. During fiscal 2002, we appointed a new management team at Total Gas & Electric who instituted new credit policies and information systems that were completed by the spring of 2002. As a result of these actions, we have reduced our customer base by over 60,000 customers to approximately 70,000 by eliminating customers with poor credit history, and we now focus our customer marketing efforts in geographic markets where the local utility guarantees payment of at least 98% of our receivables.

Offices

Our principal executive offices are located at 2187 Atlantic Street, P.O. Box 12001, Stamford, CT 06912-0011, and our phone number at this address is (203) 328-7300.

Investment Highlights

High Percentage of Sales to Stable, Higher Margin Residential Customers.    Our heating oil and propane operations concentrate on sales to residential customers who tend to generate higher margins and are generally more stable purchasers than commercial or industrial customers. Residential demand is typically not affected by the general economy, as space heating is considered a nondiscretionary item. For the twelve months ended March 31, 2003, sales to residential customers represented 82% of our heating oil volume and 72% of our propane volume.

Insulation from Commodity Price Changes.    We price our products either as a pass-through based upon market prices at the time of sale or on a maximum or fixed price basis that is set at the beginning of the heating season. We purchase heating oil and propane on average 10 days in advance of sale to the consumer at market prices. For our maximum or fixed price customers, we enter into forward contracts or market hedges in order to maintain our margins and minimize our exposure to commodity price fluctuations.

Significant Economies of Scale and Operating Efficiencies.    Petro is now over 200 times the size of its average competitor (using data compiled from information reported in the Fuel Oil News Magazine,  December 2002) and Star Gas Propane is one of the ten largest retail propane distributors in the nation, in each case based on volume. This size and the geographic scope of our operations permit us to achieve economies of scale in purchasing, operations, accounting, credit, collections, marketing and the use of information technology that are not generally available to our smaller competitors. Additionally, our size allows us to provide higher levels of customer service for significantly lower cost per customer than our competitors and employ product branding to enhance customer retention. For example, in our heating oil operations, we are utilizing customer call center operations and technology-based service vehicle dispatch in order to maximize customer responsiveness while reducing overall operating costs.

High Barriers to Entry.    The heating oil and propane industries incorporate a number of characteristics which provide us with a competitive advantage over smaller competitors and new entrants. The labor-intensive nature of the business which consists of a large number of small transactions favors larger companies with economies of scale that are able to generate operating efficiencies and effectively manage distribution routes. Customer turnover is generally low and when it occurs, there is usually a triggering event such as a home sale or a service failure by a competitor. A highly fragmented industry with few large operators makes achieving size and scale challenging for new market entrants. Our use of technology to improve our product delivery and customer service is not easily affordable by our smaller heating oil competitors. In addition, we own approximately 95% of the propane tanks located at our customers’ homes, which further enhances our profitability and customer stability since fire safety laws in the states in which we operate do not permit such tanks to be filled by other distributors.

Strong Track Record of Disciplined Acquisition and Integration.    The heating oil and propane distribution industries are highly fragmented with approximately 5,200 market establishments in heating oil and approximately 6,300 market establishments in propane as reported by the U.S. Census Bureau, “Statistics of U.S. Businesses, 2000 U.S.—Heating Oil Dealers” report. These industries are characterized by a large number of relatively small, independently owned and operated local distributors. We have generally purchased family-owned or entrepreneurial operations where existing owners are seeking an exit strategy and where we could immediately incorporate their operations into our infrastructure. We have been successful in purchasing customer lists at attractive multiples and integrating the operations to further enhance our scale. Historically, we have financed these acquisitions using a combination of approximately 50% equity and 50% debt.

Experienced Management Team.    We have an experienced and talented management team, representing a balance of diversified experiences, skills and orientations. Most of our senior managers have more than 25 years of experience in the heating oil industry and our Chairman and CEO, Irik Sevin, participated in the acquisition of Petro in 1979. In addition to seasoned industry professionals, we have added new talent from diversified functional and industrial areas to broaden our talents and business perspectives. Our success in attracting, motivating, and retaining key management is the result of a performance and profit-based incentive plan and an entrepreneurial work environment.

Business Strategy

Our business strategy is to increase operating profits and cash flow by continuing to be a leading retail distributor of propane and home heating oil. The key elements of this strategy include the following:

Continue Focus on Operating Efficiencies.    We will continue to reduce operating costs and streamline our operations primarily through the elimination of redundant systems and further reductions in overhead. As the largest retail distributor of home heating oil and a leading retail distributor of propane in the United States, we can further realize economies of scale in operations, marketing and information technology. By spreading costs over a larger customer base that we believe is difficult for most of our competitors to replicate, we believe that we will continue to generate strong financial results and maintain our industry leadership position.

Further Improvement on Cash Flow Stability.    Along with our initiatives to improve operating efficiencies, we have purchased weather insurance to protect our heating oil business against weather conditions that are adverse to our business if temperatures are warmer than certain pre-established benchmarks. This strategy has proven beneficial for fiscal year 2002, generating $6.4 million in net weather insurance recoveries. For fiscal year 2003, we have purchased $20 million in weather insurance coverage from Hess Energy Trading Company, LLC and Mieco, Inc. and for each of fiscal years 2004 to 2007, we have purchased $12.5 million per year in weather insurance coverage from Swiss Re Financial Products Corporation.

Enhance Public Awareness of Our Heating Oil Brands.    Historically, our company has not had a consistent branding strategy in the various markets in which we operate. As part of our business strategy for the heating oil division, we have recently implemented a plan to pursue a branding and marketing initiative to distribute our heating oil products under our two leading brands, Petro and Meenan Oil. We believe that this strategy will allow our heating oil division to develop brand recognition and improve customer loyalty.

Improve Customer Penetration and Retention.    We have begun to sell related and complementary products and services, such as air conditioning systems and water treatment products in order to leverage our organizational structure and improve our sales penetration with our existing customer base. We continue to increase the quality of our service offerings to our customers through the use of technology and by leveraging the scale of our operations. We believe that these actions in combination will further enhance our position with existing and potential customers and allow us to maintain or improve our customer retention.

Pursue Selective Acquisitions.    Our senior management team has developed expertise in identifying acquisition opportunities and integrating acquired customer lists into our operations. Our position as a leading industry consolidator in the heating oil and propane industries provides us a competitive advantage in determining the appropriate price in evaluating acquisition opportunities. We have been able to consolidate and increase our presence in certain geographic markets, while selectively expanding into new markets, particularly for propane, while maintaining or improving our financial results. Our acquisition strategy has enabled us to achieve our current market position and offers us the ability to continue to achieve operating efficiencies and economies of scale.

Recent Developments

Weather.    For our fiscal year ended September 30, 2002, temperatures in our areas of operation were an average of 18.0% warmer than normal, as defined by the National Oceanic and Atmospheric Administration or, “NOAA,” which adversely affected our results of operations. The abnormally warm weather made the past heating season the warmest in the past one hundred years with temperatures approximately 6% higher than the next warmest year in the past century. We have increased our weather insurance coverage in order to help minimize the future impact of weather volatility on our cash flows. For the six months ended March 31, 2003, temperatures in our areas of operation were an average of 8.5% colder than normal, as defined by the NOAA.

Notes Offering.    In February 2003, we completed a Rule 144A offering of $200 million in Series A notes, which we refer to in this prospectus as “the notes offering.” The notes were priced at 98.466% for total gross proceeds of $196.9 million. We will use the net proceeds of $189.7 million to repay senior secured indebtedness as well as for general partnership purposes including acquisitions. See “Capitalization.”

Structure

Star Gas Propane is our operating subsidiary and, together with its direct and indirect subsidiaries, including Petro, accounts for substantially all of our assets, sales and earnings. Both we and Star Gas Propane are Delaware limited partnerships that were formed in October 1995 in connection with our initial public offering. We are the sole limited partner of Star Gas Propane with a 99% limited partnership interest.

Our propane operations are conducted through Star Gas Propane and its subsidiaries. Our heating oil operations are conducted through Petro and its direct and indirect subsidiaries. Petro is a Minnesota corporation that is an indirect wholly-owned subsidiary of Star Gas Propane. Our electricity and natural gas operations are conducted through Total Gas & Electric, a Florida corporation, that is a wholly-owned indirect subsidiary of Petro.

Our general partner, Star Gas LLC, performs all management functions for us and our subsidiaries. Star Gas LLC owns an approximate 1% general partner interest in us and also owns an approximate 1% general partner interest in Star Gas Propane.

Our common units (SGU) and senior subordinated units (SGH) are traded on the New York Stock Exchange.

Summary of the Exchange Offer

You are entitled to exchange in the exchange offer your outstanding Series A notes for Series B notes having substantially identical terms. You should read the discussion under the heading “Description of Notes” beginning on page 39 of this prospectus for further information regarding the Series B notes.

We summarize the terms of the exchange offer below. You should read the discussion under the heading “The Exchange Offer” beginning on page 22 of this prospectus for further information regarding the exchange offer and resale of the Series B notes.

Registration Rights Agreement

We sold $200 million in aggregate principal amount of Series A notes to JPMorgan Securities Inc., Wachovia Securities, Banc of America Securities LLC and Fleet Securities, Inc. as initial purchasers in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or “Securities Act.” We entered into a registration rights agreement dated as of February 6, 2003 with the initial purchasers which grants the holders of the Series A notes certain exchange rights and registration rights. This exchange offer satisfies those exchange rights.

The Exchange Offer

$1,000 principal amount of Series B notes in exchange for each $1,000 principal amount of Series A notes. As of the date of this prospectus, $200 million aggregate principal amount of the Series A notes are outstanding. We will issue Series B notes to holders promptly following the Expiration Date (as that term is defined below).

Resales of the Series B Notes

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, except as described below, the Series B notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by holders of the Series B notes, other than a holder that is an “affiliate” of ours, within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, so long as the Series B notes are acquired in the ordinary course of the noteholder’s business and the noteholder has no arrangement or understanding with any person to participate in the distribution of the Series B notes.

Each broker-dealer who receives Series B notes pursuant to the exchange offer in exchange for Series A notes that the broker-dealer acquired for its own account as a result of market-making activities or other trading activities, other than Series A notes acquired directly from us or our affiliates, must acknowledge that it will deliver a prospectus in connection with any resale of the Series B notes. The letter of transmittal that accompanies this prospectus as Annex A states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to have admitted that it is an “underwriter” within the meaning of the Securities Act.

If we receive notices in the letter of transmittal, this prospectus (as it may be amended or supplemented from time to time) may be used by a broker-dealer in connection with resales of Series B notes received in exchange for Series A notes where the Series A notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and not acquired directly from us.

The letter of transmittal requires broker-dealers tendering Series A notes in the exchange offer to indicate whether the broker-dealer acquired the Series A notes for its own account as a result of market-making activities or other trading activities, other than Series A notes acquired directly from us or any of our affiliates. If no broker-dealer indicates that the Series A notes were so acquired, we have no obligation under the registration rights agreement to maintain the effectiveness of the registration statement past the consummation of the exchange offer or to allow the use of this prospectus for such resales. See “The Exchange Offer—Registration Rights” and “—Resale of the Series B Notes; Plan of Distribution.”

Expiration Date

The exchange offer expires at 12:01 a.m., New York City time, on July 8, 2003, unless we extend the exchange offer in our sole discretion, in which case the term “Expiration Date” means the latest date and time to which the exchange offer is extended.

Conditions to the Exchange Offer

We will complete the exchange offer only if it will not violate applicable law or any applicable interpretation of the Staff of the SEC and no injunction, order or decree has been issued and no material disruption in the United States financial markets has occurred that would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering the Series A Notes

Each holder of Series A notes wishing to accept the exchange offer must complete, sign and date the accompanying letter of transmittal in accordance with the instructions, and mail or otherwise deliver the letter of transmittal together with the Series A notes and any other required documentation to the exchange agent identified below under “Exchange Agent” at the address set forth in this prospectus. By executing the letter of transmittal, a holder of Series A notes will make certain representations to us. See “The Exchange Offer—Registration Rights” and “—Procedures for Tendering Series A Notes.”

Special Procedures for Beneficial Owners

Any beneficial owner whose Series A notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender the notes on behalf of the beneficial owner. See “The Exchange Offer—Procedures for Tendering Series A Notes.”

Guaranteed Delivery Procedures

A holder of Series A notes who desires to tender the Series A notes at a time when those securities are not immediately available or a holder who cannot deliver the Series A notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the Expiration Date, must tender the Series A notes to be exchanged according to the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering Series A Notes—Guaranteed Delivery.”

Withdrawal Rights	Holders who have tendered any Series A notes pursuant to the exchange offer may withdraw any of the notes so tendered at any time prior to the Expiration Date.

Acceptance of Series A Notes and Delivery of Series B Notes

We will accept for exchange any and all Series A notes that are properly tendered in the exchange offer, and not withdrawn, prior to the Expiration Date. The Series B notes issued pursuant to the exchange offer will be issued promptly following our acceptance for exchange of Series A notes. See “The Exchange Offer—Terms of the Exchange Offer.”

Exchange Agent	Union Bank of California, N.A. is serving as exchange agent in connection with the exchange offer. See “The Exchange Offer—Exchange Agent.”

Federal Income Tax Considerations	The exchange of Series A notes for Series B notes pursuant to the exchange offer will not be treated as a taxable exchange for federal income tax purposes. See “U.S. Tax Consequences.”

Summary Consolidated Financial and Operating Data

The following table sets forth our summary consolidated financial information that has been derived from (i) our audited consolidated statements of operations and cash flows for our business for each of the years ended September 30, 2000, 2001 and 2002, (ii) the unaudited condensed consolidated statements of operations and cash flows for our business for the six months ended March 31, 2002 and 2003 and the twelve months ended March 31, 2003 and (iii) the unaudited condensed consolidated balance sheet for our business as of March 31, 2003. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes incorporated by reference in this prospectus. The information set forth below is not necessarily indicative of our future results.

	Fiscal year ended September 30,			Six months ended March 31,		Twelve months ended March 31,
	2000	2001	2002	2002	2003	2003
	(in thousands)
Statement of operations data:
Sales	$744,664	$1,085,973	$1,025,058	$697,508	$1,053,800	$1,381,350
Costs and expenses:
Cost of sales	501,589	771,317	661,978	436,229	714,608	940,358
Delivery and branch	156,862	200,059	235,708	123,910	161,158	272,957
General and administrative	22,593	40,954	41,999	17,923	26,883	50,959
Depreciation and amortization	34,708	44,396	59,049	29,012	25,733	55,770
Operating income	28,912	29,247	26,324	90,434	125,418	61,306
Interest expense, net	26,784	33,727	37,502	19,901	19,008	36,609
Net income (loss)	1,353	(5,249)	(11,169)	71,719	99,202	16,314

Other financial data:
EBITDA(a)	63,871	75,109	85,373	119,446	147,069	112,996
Capital expenditures:
Maintenance(b)	3,729	4,742	5,435	2,185	3,665	6,915
Growth	2,695	12,349 (c)	7,753 (c)	5,995	4,325	7,965

Total	6,424	17,091	13,188	8,180	7,990	14,880
Net cash provided by (used in):
Operating activities	$20,364	$63,144	$65,455	$50,625	$(76,085)	$(61,255)
Investing activities	(65,172)	(256,134)	(62,412)	(45,456)	(9,460)	(26,416)
Financing activities	51,226	199,308	41,210	15,846	93,206	118,570

Operating data:
Retail propane gallons sold	107,557	137,031	140,324	95,840	122,139	166,624
Heating oil gallons sold	345,684	427,168	457,749	346,650	444,476	555,575

	As of March 31, 2003
	Actual	As adjusted (d)
	(in thousands)
Balance sheet data at end of period:
Cash and cash equivalents	$69,142	$50,904
Current assets	425,089	406,851
Total assets	1,126,317	1,108,079
Total long-term debt (e)	494,060	475,822
Working capital borrowings (f)	135,600	135,600
Partners’ capital	291,609	291,609

(a) We	define “EBITDA” as net income (loss) before interest, taxes, depreciation and amortization. You should not consider EBITDA as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner we do. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distributions required under the terms of our partnership agreement.

We calculate EBITDA as follows:

	Fiscal year ended September 30,			Six months ended March 31,		Twelve months ended March 31,
	2000	2001	2002	2002	2003	2003
	(in thousands)
Net income (loss)	$1,353	$(5,249)	$(11,169)	$71,719	$99,202	$16,314
Plus:
Income tax expense (benefit)	492	1,498	(1,456)	(1,805)	2,135	2,484
Amortization of debt issuance costs	534	737	1,447	619	991	1,819
Interest expense, net	26,784	33,727	37,502	19,901	19,008	36,609
Depreciation and amortization	34,708	44,396	59,049	29,012	25,733	55,770

EBITDA	$63,871	$75,109	$85,373	$119,446	$147,069	$112,996

(b)	The proceeds from the sales of fixed assets have been netted against maintenance capital expenditures as we use the cash received from these asset sales to finance maintenance capital expenditures. The proceeds from the sale of fixed assets were $1.1 million, $0.6 million, and $1.9 million for the fiscal years ended September 30, 2000, 2001 and 2002, respectively. For the six months ended March 31, 2002 and March 31, 2003, the proceeds from the sales of fixed assets were $1.3 million and $0.4 million, respectively. For the twelve months ended March 31, 2003, the proceeds from the sale of fixed assets were $1.0 million.

(c)	Includes investment by Petro in technology to reduce operating expenditures.

(d)	As adjusted to give effect to the application of net proceeds of the notes offering. See “Capitalization.”

(e)	Long-term debt includes current portion.

(f)	Our working capital borrowings must be reduced to zero for a period of 45 days at Petro and 30 days at Star Gas Propane each year following the heating season.

RISK FACTORS

You should consider carefully the risk factors discussed below, as well as all other information in this prospectus and the documents incorporated herein by reference before you decide to exchange the notes. Investing in the notes is speculative and involves significant risk. Any of the risks described in this prospectus could impair our business, financial condition and operating results, could cause the trading price, if any, of the notes to decline or could result in a partial or total loss of your investment.

Risks Related to the Exchange Offer

The Market Value of Your Series A Notes May Be Lower if You Do Not Exchange Your Series A Notes or Fail to Properly Tender Your Series A Notes for Exchange.

Consequences of Failure to Exchange.    To the extent that Series A notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for Series A notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the Series A notes not tendered for exchange. The extent of the market and the availability of price quotations for Series A notes would depend upon a number of factors, including the number of holders of Series A notes remaining at such time and the interest in maintaining a market in such Series A notes on the part of securities firms. An issue of securities with a smaller outstanding market value available for trading, or float, may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for Series A notes that are not exchanged in the exchange offer may be affected adversely to the extent that the amount of Series A notes exchanged pursuant to the exchange offer reduces the float. The reduced float also may tend to make the trading price of the Series A notes that are not exchanged more volatile.

Consequences of Failure to Properly Tender.    Issuance of the Series B notes in exchange for the Series A notes pursuant to the exchange offer will be made following the prior satisfaction, or waiver, of the conditions set forth in “The Exchange Offer—Conditions to the Exchange Offer” and only after timely receipt by the exchange agent of the Series A notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of Series A notes desiring to tender Series A notes in exchange for Series B notes should allow sufficient time to ensure timely delivery of all required documentation. Neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to the tenders of Series A notes for exchange. Series B notes that may be tendered in the exchange offer but which are not validly tendered will, following the consummation of the exchange offer, remain outstanding and will continue to be subject to the same transfer restrictions currently applicable to the Series A notes.

We Cannot Assure You that an Active Trading Market for Either the Series A Notes or the Series B Notes Will Develop.

The Series A notes have not been registered under the Securities Act, and may not be resold by purchasers thereof unless the Series A notes are subsequently registered or an exemption from the registration requirements of the Securities Act is available. However, we cannot assure you that, even following registration or exchange of the Series A notes for Series B notes, that an active trading market for the Series A notes or the Series B notes will exist, and we will have no obligation to create such a market. At the time of the private placement of the Series A notes, the initial purchasers advised us that they intended to make a market in the Series A notes and, if issued, the Series B notes. The initial purchasers are not obligated, however, to make a market in the Series A notes or the Series B notes and any market-making may be discontinued at any time at their sole discretion. No assurance can be given as to the liquidity of or trading market for the Series A notes or the Series B notes.

The liquidity of any trading market for the notes and the market price quoted for the notes will depend upon the number of holders of the notes, the overall market for high yield securities, our financial performance or prospects, the prospects for companies in our industry generally, the interest of securities dealers in making a market in the notes and other factors.

We May Not Be Required to Complete the Exchange Offer if There Is an Outbreak of Hostilities or Escalation Thereof or Other Calamity that in Our Reasonable Judgment Materially Impairs Our Ability to Proceed with the Exchange Offer.

One of the conditions of the exchange offer is that there shall not have occurred any material change in the financial markets of the United States or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which on the financial markets of the United States in our reasonable judgment would materially impair our ability to proceed with the exchange offer. Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and the current U.S. military action in Iraq increases the risk that other such developments may occur prior to the completion of the exchange offer which could cause us to terminate the exchange offer prior to its completion.

Risks Related to the Notes

Our Substantial Debt and Other Financial Obligations Could Impair Our Financial Condition and Our Ability to Fulfill Our Debt Obligations.

We have substantial indebtedness and other financial obligations. As of March 31, 2003, as adjusted to give effect to the application of the net proceeds of the notes offering, we had:

•	total indebtedness of approximately $475.8 million, excluding working capital borrowings of $135.6 million;

•	availability under Petro’s bank credit facilities of $17.0 million under its working capital line, and $28.0 million under its acquisition line; and

•	availability under Star Gas Propane’s bank credit facilities of $8.4 million under its working capital line, $25.0 million under its acquisition line and $23.0 million under its parity debt facility.

Subject to the restrictions governing Petro’s and Star Gas Propane’s indebtedness and other financial obligations and the indenture governing the notes, we may incur significant additional indebtedness and other financial obligations, which may be secured and/or structurally senior to the notes.

Our Substantial Indebtedness and Other Financial Obligations Could Have Important Consequences to You.

For example, our indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow from Petro and Star Gas Propane to payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we or Petro or Star Gas Propane are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

We Are a Holding Company and Have No Material Operations or Assets. Accordingly, We are Dependent on Distributions from Petro and Star Gas Propane to Service Our Debt Obligations. These Distributions are Not Guaranteed and May Be Restricted. In Addition, the Notes Will be Non-Recourse to Petro and Star Gas Propane.

We are a holding company for our direct and indirect subsidiaries, including Petro and Star Gas Propane. We have no material operations and only limited assets. Accordingly, we are dependent on cash distributions from Petro and Star Gas Propane and their subsidiaries to service our debt obligations. Noteholders will not receive payments required by the notes unless Petro and Star Gas Propane are able to make distributions to us after they first comply with the restrictions on distributions under the terms of their own borrowing arrangements and reserve any necessary amounts to meet their own financial obligations.

Petro is restricted from making distributions to Star Gas Propane in excess of its available cash, which, in substance, is all net income plus non-cash expenses since January 1, 1999 less interest expense, maintenance capital expenditures and distributions during the same period. As of March 31, 2003, available cash at Petro was $221.3 million. Star Gas Propane is restricted from making distributions to Star Gas Partners in excess of available cash which, in substance, is all cash on hand less discretionary reserves for future expenditures and certain required reserves for future payments of principal and interest and is restricted from making any distributions if its ratio of consolidated cash flow (i.e. net income plus non-cash expenses) to consolidated interest expense is equal to or less than 1.75 to 1. As of March 31, 2003, available cash at Star Gas Propane was $18.8 million, including discretionary reserves of $4.8 million and required reserves of $1.0 million, and the ratio of consolidated cash flow to consolidated interest expense was 3.96 to 1.

Star Gas Propane is required to distribute 100% of its available cash to Star Gas Partners. Star Gas Propane’s available cash includes cash generated by its direct and indirect subsidiaries including Petro. While Star Gas Propane has significant discretion in setting up reserves, its failure to make distributions of sufficient funds to permit us to make payment of principal or interest on the senior notes would result in a default under such notes.

In addition, the various agreements governing Petro’s and Star Gas Propane’s indebtedness permit quarterly distributions only so long as no default exists or would result from such distribution. Each of these agreements contain various negative and affirmative covenants applicable to Petro and Star Gas Propane. If Petro or Star Gas Propane violate any of these covenants or requirements, a default may result and distributions would be limited. These covenants limit Petro’s and Star Gas Propane’s ability to, among other things:

•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	incur liens;

•	sell assets;

•	make restricted payments, loans and investments;

•	enter into business combinations and asset sale transactions; and

•	engage in other lines of business.

Additionally, our obligations under the notes will be non-recourse to Petro and Star Gas Propane. Therefore, if we should fail to pay interest or principal on the notes or breach any of our other obligations under the notes or the indenture, you will not be able to obtain any such payments or obtain any other remedy from Petro and Star Gas Propane or their subsidiaries, which will not be liable for any of our obligations under the indenture or the notes.

We Are Required to Distribute All of Our Available Cash to Our Unitholders and We Are Not Required to Accumulate Cash for the Purpose of Meeting Our Future Obligations to Our Noteholders, Which May Limit the Cash Available to Service the Notes.

Subject to the limitations on restricted payments contained in the indenture governing the notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we do not expect to accumulate significant amounts of cash. Our general partner will determine the timing and amount of our distributions and has broad discretion to establish and make additions to our reserves for any proper purpose, including, but not limited to, reserves:

•	to comply with the terms of any of our agreements or obligations (including the establishment of reserves to fund the payment of interest and principal in the future);

•	to provide for level distributions of cash notwithstanding the seasonality of our business; and

•	to provide for future capital expenditures and other payments deemed by our general partner to be necessary or advisable.

Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

The Notes are Structurally Subordinated to All Indebtedness and Other Liabilities of Petro and Star Gas Propane and Their Subsidiaries.

The notes are structurally subordinated to all existing and future claims of creditors of Petro and Star Gas Propane and their subsidiaries, including the lenders under Petro’s and Star Gas Propane’s indebtedness and all possible future creditors of Petro and Star Gas Propane and their subsidiaries. This is because these creditors will have priority as to the assets of Petro and Star Gas Propane and their subsidiaries over our claims as a direct or indirect equity holder in Petro and Star Gas Propane and, thereby, indirectly, your claims as holders of the notes. As a result, upon any distribution to these creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, these creditors will be entitled to be paid in full before any payment may be made with respect to the notes. Thereafter, the holders of the notes will participate with our trade creditors and all other holders of senior indebtedness in the assets remaining, if any. In any of these cases, we may have insufficient funds to pay all of our creditors and noteholders may therefore receive less, ratably, than creditors of Petro and Star Gas Propane and their subsidiaries. As of March 31, 2003, on a pro forma basis after giving effect to the private placement of the Series A notes and the application of the proceeds thereof, the notes would have ranked structurally junior to $637.8 million of Petro’s and Star Gas Propane’s indebtedness and other liabilities.

Restrictive Covenants in the Agreements Governing Our Indebtedness and Other Financial Obligations of Petro and Star Gas Propane May Reduce Our Operating Flexibility.

The indenture governing these notes and the agreements governing Petro’s and Star Gas Propane’s indebtedness and other financial obligations contain various covenants that limit our ability and the ability of specified subsidiaries of ours to, among other things:

•	incur additional indebtedness;

•	make distributions to our unitholders;

•	purchase or redeem our outstanding equity interests or subordinated debt;

•	make specified investments;

•	create liens;

•	sell assets;

•	engage in specified transactions with affiliates;

•	restrict the ability of our subsidiaries to make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	engage in sale-leaseback transactions;

•	effect a merger or consolidation with or into other companies or a sale of all or substantially all of our properties or assets; and

•	engage in other lines of business.

These restrictions could limit our ability and the ability of Petro and Star Gas Propane and their subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Some of the agreements governing Petro’s and Star Gas Propane’s indebtedness and other financial obligations also require them to maintain specified financial ratios and satisfy other financial conditions. The ability of Petro and Star Gas Propane to meet those financial ratios and conditions can be affected by events beyond their control, such as weather conditions and general economic conditions. Accordingly, they may be unable to meet those ratios and conditions. For example, due to the impact on operations of the record warm weather conditions experienced during fiscal 2002, Petro did not meet certain of its credit facility agreement covenants. This non-compliance was resolved with an amendment to Petro’s credit facility agreement that was signed in April 2002. As a result, Petro is currently in compliance with these covenants.

However, any future breach of any of these covenants or Petro’s and Star Gas Propane’s failure to meet any of these ratios or conditions could result in a default under the terms of the relevant indebtedness or other financial obligations, which could cause such indebtedness or other financial obligations, and by reason of cross-default provisions, the notes, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral, if any. If the lenders of Petro’s and Star Gas Propane’s indebtedness or other financial obligations accelerate the repayment of borrowings or other amounts owed, we may not have sufficient assets to repay our indebtedness or other financial obligations, including the notes.

We May be Unable to Repurchase the Notes Upon a Change of Control and It May be Difficult to Determine if a Change of Control Has Occurred.

Upon the occurrence of “change of control” events specified in the section entitled “Description of Notes—Change of Control,” we or a third party will be required to make a change of control offer to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest. The terms of Petro’s and Star Gas Propane’s indebtedness limit our ability to repurchase your notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may be unable to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers under our indebtedness and that of Petro and Star Gas Propane with similar restrictions. We may not have the financial resources to purchase your notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our failure to make or consummate a change of control repurchase offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the rights described under the section entitled “Description of Notes—Events of Default.”

As of March 31, 2003, all existing indebtedness at Petro ($309.5 million) and all existing indebtedness at Star Gas Propane ($123.2 million) contain change of control provisions at least as restrictive as the change of control provisions under the senior notes. Accordingly, any event which would be a “change of control” under the senior notes would also be a “change of control” under such other indebtedness and would generally give the holders of such other indebtedness the right to require the issuer, either Petro or Star Gas Propane, to repurchase the indebtedness at a purchase price equal to 101% of the principal amount. The obligations of Petro and Star Gas Propane to satisfy these optional redemption rights are structurally senior to our obligation to repurchase the senior notes upon a change of control. If either Star Gas Propane or Petro were unable to satisfy such redemption rights under any issue of indebtedness, there would be an event of default under such issue which would cause a cross-default under all indebtedness at Petro and Star Gas Propane as well as under the senior notes. See the more detailed discussion under the section entitled “Description of Notes—Change of Control.”

In addition, one of the events that trigger a change of control is a sale of all or substantially all of our assets. The meaning of “substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. This ambiguity as to when a sale of substantially all of our assets has occurred may make it difficult for holders of the notes to determine whether we have properly identified, or failed to identify, a change of control.

The definition of “Change of Control” does not significantly restrict the types of transactions we may enter into, including, acquisitions, refinancings, recapitalizations and leveraged transactions, any of which could significantly increase the amount of our indebtedness outstanding. Any such increase in our indebtedness could adversely affect our credit rating as well as our ability to meet our obligations to the noteholders.

Risks Inherent in Our Businesses

Since Weather Conditions May Adversely Affect the Demand for Propane, Home Heating Oil, Natural Gas and Electricity, Our Financial Condition is Vulnerable to Warm Winters.

Weather conditions have a significant impact on the demand for both propane and home heating oil because our customers depend on these products principally for space heating purposes. As a result, weather conditions may materially adversely impact our operating results and financial condition. During the peak heating season of October through March, sales of propane represent approximately 70% to 75% of our annual retail propane volume and sales of home heating oil represent approximately 75% to 80% of our annual home heating oil volume. Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume we sell and the gross profit realized on those sales and, consequently, our results of operations. For example, in fiscal 2000 and especially fiscal 2002, temperatures were significantly warmer than normal for the areas in which we sell propane and home heating oil, which adversely affected the amount of net income that we generated during these periods. In fiscal year 2002, temperatures in our areas of operation were an average of 18.4% warmer than in fiscal year 2001 and 18.0% warmer than normal. We have purchased weather insurance to help minimize the adverse effect of weather volatility on our cash flows, of which there can be no assurance. Weather variations also affect demand for propane from agricultural customers, because dry weather during the harvest season reduces demand for propane used in crop drying. Weather conditions also have a significant impact on the demand for both natural gas and electricity because Total Gas & Electric’s customers depend on these products in part for space heating purposes.

Petro’s Operating Results Will Be Adversely Affected if It Experiences Significant Customer Losses That Are Not Offset or Reduced by Customer Gains.

Petro’s net attrition of home heating oil customers averaged approximately 5% per year over the five years through 1998. This rate represents the net of its annual gross customer loss rate of approximately 15% offset by customer gains of approximately 10% per year. In fiscal 1999, Petro had net customer attrition equal to approximately 2.2%. From 2000 to 2002, Petro’s average annual net customer attrition was less than 1%. Customer losses are the result of various factors, including:

•	customer relocations;

•	supplier changes based primarily on price and service;

•	natural gas conversions; and

•	credit problems.

Petro may not be able to achieve net gains of home heating oil customers and may continue to experience customer attrition in the future.

Sudden and Sharp Oil and Propane Price Increases and Substantial Fluctuations in Natural Gas and Electricity Commodity Prices or the Cost of Transmitting and Distributing These Commodities That Cannot be Passed on to Customers May Adversely Affect Our Operating Results.

The retail propane and home heating oil industries are “margin-based” businesses in which gross profits depend on the excess of retail sales prices over supply costs. Consequently, our profitability is sensitive to changes in wholesale prices of propane and heating oil caused by changes in supply or other market conditions. Many of these factors are beyond our control and thus, when there are sudden and sharp increases in the wholesale costs of propane and heating oil, we may not be able to pass on these increases to our customers through retail sales prices. In addition, the timing of cost pass-throughs can significantly affect margins. Wholesale price increases could reduce our gross profits and could, if continuing over an extended period of time, reduce demand by encouraging conservation or conversion to alternative energy sources. We may from time to time engage in transactions, such as options or fixed price contracts to purchase heating oil and propane, to hedge product costs in an attempt to reduce cost volatility.

Substantial fluctuations in energy commodity prices or the cost of transmitting and distributing those energy commodities could increase Total Gas & Electric’s costs of operations.

A Significant Portion of Our Home Heating Oil and Propane Volume is Sold to Price-Protected Customers and Our Operating Results Could be Adversely Affected by Changes in the Cost Of Supply That We Cannot Pass on to These Customers or Otherwise Protect Against.

A portion of our home heating oil volume is sold to individual customers under an agreement pre-establishing the maximum sales price or a fixed price of home heating oil over a twelve-month period. The maximum price at which home heating oil is sold to these price-protected customers is generally renegotiated prior to the heating season of each year based on current market conditions. We currently enter into forward purchase contracts, futures contracts and option contracts for a substantial majority of the heating oil we sell to these price-protected customers in advance and at a fixed cost. Should events occur after a price-protected sales price is established that increase the cost of home heating oil above the amount anticipated, margins for the price-protected customers whose heating oil was not purchased in advance would be lower than expected, while those customers whose heating oil was purchased in advance would be unaffected. Conversely, should events occur during this period that decrease the cost of heating oil below the amount anticipated, margins for the price-protected customers whose heating oil was purchased in advance could be lower than expected, while margins for those customers whose heating oil was not purchased in advance would be unaffected or higher than expected. Approximately 25% of our home heating oil customers and 7% of our propane customers are currently under a price plan.

If We Do Not Make Acquisitions on Economically Acceptable Terms, Our Future Financial Performance Will Be Limited.

Neither the propane nor the home heating oil industry is a growth industry because of increased competition from alternative energy sources. A significant portion of our growth in the past decade has been directly tied to the success of our acquisition programs. Accordingly, our future financial performance will depend on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to identify attractive acquisition candidates, whether in the home heating oil or propane sector, in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. Factors that may adversely affect our propane and home heating oil operating and financial results, such as warm weather patterns, may limit our access to capital and adversely affect our ability to make acquisitions. Any acquisition may involve potential risks, including:

•	an increase in our indebtedness;

•	the inability to integrate the operations of the acquired business;

•	the inability to successfully expand our operations into new territories;

•	the diversion of management’s attention from other business concerns; and

•	an excess of customer loss or loss of key employees from the acquired business.

In addition, acquisitions may be dilutive to earnings and distributions to the unitholders and any additional debt incurred to finance acquisitions may affect our ability to make distributions to the unitholders.

Because of the Highly Competitive Nature of the Retail Propane and Home Heating Oil Businesses, We May Not be Able to Retain Existing Customers or Acquire New Customers, Which Would Have an Adverse Impact on Our Operating Results and Financial Condition.

In both our propane and home heating oil businesses, if we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which would have a material adverse effect on our results of operations and financial condition.

Many of our propane competitors and potential competitors are larger or have substantially greater financial sources than we do, which may provide them with some advantages. Generally, competition in the past few years has intensified, partly as a result of warmer-than-normal weather and general economic conditions. Most of our propane retail branch locations compete with five or more marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, our operating results and financial condition could be materially and adversely affected. In addition, competition from alternative energy sources has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity.

Our home heating oil business competes with heating oil distributors offering a broad range of services and prices, from full service distributors, like Petro, to those offering delivery only. Competition with other companies in the home heating oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the industry. It is customary for companies to deliver home heating oil to their customers based upon weather conditions and historical consumption patterns, without the customer making an affirmative purchase decision. Most companies provide home heating equipment repair service on a 24-hour per day basis. In some cases, homeowners have formed buying cooperatives to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. As a result of these factors, it may be difficult for Petro to acquire new customers.

Our home heating oil business also competes for customers with suppliers of alternative energy products, principally natural gas. We could face additional price competition from alternative heating sources such as electricity and natural gas as a result of deregulation in those industries. Over the past five years, conversions by Petro’s customers from heating oil to other sources have averaged approximately 1% per year of the homes it serves.

Total Gas & Electric Faces Strong Competition from Incumbent Utilities and Other Competitors with Greater Resources and Is Required to Rely on Utilities, with Which It Competes, to Perform Some Functions for Its Customers.

Total Gas & Electric faces strong competition from incumbent utilities and other competitors with greater resources, which may limit its ability to acquire customers and materially adversely affect its financial results. Total Gas & Electric is required to rely on utilities, with which it competes, to perform some functions for its customers. Because of this reliance, service failures that are beyond Total Gas & Electric’s control may still lead to poor customer satisfaction and unforeseen costs of operation.

We Are Subject to Operating and Litigation Risks that Could Adversely Affect Our Operating Results to the Extent Not Covered by Insurance.

Our operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing customers with combustible liquids such as propane and home heating oil. As a result, we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in amounts and with coverages and deductibles as we believe are reasonable. However, there can be no assurance that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. In addition, the occurrence of an explosion, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

We Are Dependent on Principal Suppliers and Carriers, Increasing the Risk of an Interruption in Supply that Might Result in a Loss of Revenues and/or Customers.

During fiscal year 2002, 9% of our propane purchases in the Midwest were purchased on the spot market from various Mont Belvieu, Texas sources, 18% of our propane purchases were from a refinery in Kentucky owned by MarkWest Hydrocarbon, Inc. and 13% were purchased from a refinery in Illinois owned by BP Canada Energy Marketing Corporation. Collectively, our fiscal 2002 propane purchases were purchased from over 30 sources. Although we believe that alternative sources of propane are readily available, if we are unable to purchase propane from our usual sources, the failure to obtain alternate sources at competitive prices and on a timely basis could have a material adverse effect on our business.

Historically, a substantial portion of the propane we purchase has originated in Mont Belvieu, Texas and has been shipped to us through a major common carrier pipeline. Any significant interruption in the service at Mont Belvieu or on the common carrier pipeline could have a material adverse effect on our business.

Our Results of Operations and Financial Condition May Be Adversely Affected by Governmental Regulation and Associated Environmental and Regulatory Costs.

Our home heating oil business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. Petro has implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that Petro will have increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental regulations might adversely impact Petro’s operations, including underground storage and transportation of home heating oil. In addition, the environmental risks inherently associated with our home heating oil operations, such as the risks of accidental release or spill, are greater than those associated with our propane operations. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

In Our Acquisition of Meenan, We Assumed All of Meenan’s Environmental Liabilities.

In our acquisition of Meenan Oil Co., Inc., or “Meenan,” in August 2001, we assumed all of Meenan’s environmental liabilities, including those related to the cleanup of contaminated properties, in consideration of a reduction of the purchase price. We established a reserve of $2.8 million upon the closing of the acquisition to cover potential costs associated with remediating known environmental liabilities. While we believe this reserve will be adequate, it is possible that the extent of the contamination at issue or the expense of addressing it could exceed our estimates and thus the costs of remediating these known liabilities could materially exceed the amounts reserved.

If Total Gas & Electric Fails to Comply with State Consumer Protection Laws and Other State Laws and Regulations to Which It is Subject, It May Have a Material Adverse Effect on Total Gas & Electric’s Operations.

Total Gas & Electric is subject to state consumer protection laws and other state laws and regulations. From time to time, Total Gas & Electric has been subject to investigations by the authorities in various jurisdictions into its practices for soliciting customers. To date, Total Gas & Electric has been able to resolve these investigations on a satisfactory basis. Total Gas & Electric has adopted a comprehensive sales compliance program to comply with applicable regulations. However, if Total Gas & Electric fails to comply with these regulations in the future, it may have a material adverse effect on Total Gas & Electric’s operations.

A Reversal of or Delay in the Trend Towards Competitive Restructuring of the Electric and Natural Gas Markets Could Materially Adversely Affect Total Gas & Electric’s Business Prospects and Financial Condition.

If the trend towards competitive restructuring of the electric and natural gas markets is delayed or reversed, Total Gas & Electric’s business prospects and financial condition could be materially adversely affected.

Total Gas & Electric Has Experienced Significant Customer Credit Deficiencies that Have Adversely Affected Its Operations.

Since our acquisition of Total Gas & Electric in April 2000, Total Gas & Electric has experienced significant customer credit deficiencies and problems collecting its receivables that we believe were primarily due to the customer solicitation and credit approval policies adopted by prior management. As a result, during the fiscal year ended September 30, 2001, Total Gas & Electric increased its reserve for bad debts by $6.4 million, of which $5.7 million related to terminated accounts. An additional $6.1 million of reserve was provided during the fiscal year ended September 30, 2002, of which $5.8 million was for those terminated accounts, leaving an unreserved accounts receivable balance for the terminated accounts of approximately $0.4 million as of September 30, 2002. While we believe that Total Gas & Electric’s delinquency and bad debt levels will improve and will ultimately approximate those at our home heating oil and propane segments as a result of our institution of new credit policies and information systems, we cannot assure you that these new initiatives will be successful.

The General Partner Has Conflicts of Interest that May Permit the General Partner to Favor its Own Interests to the Detriment of Noteholders.

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and Star Gas Partners or any of the limited partners, on the other hand. As a result of these conflicts, the general partner may favor its own interests and those of its affiliates over the interests of the holders of the notes offered hereby. The nature of these conflicts is ongoing and includes the following considerations:

•	Except for Irik P. Sevin, who is subject to a non-competition agreement, the general partner’s affiliates are not prohibited from engaging in other business or activities, including direct competition with us.

•	The general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can impact the amount of cash that is distributed to unitholders and available to pay the notes.

•	The general partner controls the enforcement of obligations owed to us by the general partner.

•	The general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	In some instances the general partner may borrow funds in order to permit the payment of distributions.

FORWARD-LOOKING STATEMENTS

Many of the statements contained in this prospectus or incorporated by reference in this prospectus, including, without limitation, statements regarding our business strategy, plans and objectives of our management for future operations are forward-looking. These statements use forward-looking words, such as “anticipate,” “continue,” “expect,” “may,” “will,” “estimate,” “believe” or other similar words. These statements discuss future expectations or contain projections. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ from those suggested by the forward-looking statements for various reasons, including:

•	the effect of weather conditions on our financial performance;

•	our ability to obtain new customers and retain existing customers;

•	the price and supply of home heating oil, propane, natural gas and electricity;

•	our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

•	the effect of national and regional economic conditions;

•	the condition of the capital markets in the United States; and

•	the political and economic stability of the oil producing regions of the world.

When considering forward-looking statements, you should also keep in mind the risk factors referred to in this prospectus. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Series B notes offered by this prospectus. In consideration for issuing the Series B notes as contemplated in this prospectus, we will receive Series A notes in like principal amount, the form and terms of which are the same as the form and terms of the Series B notes, except as otherwise described herein under “The Exchange Offer—Terms of the Exchange Offer.” The Series A notes surrendered in exchange for the Series B notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Series B notes will not result in any increase in our indebtedness.

We will use the net proceeds of $189.7 million from the Series A notes offering to repay senior secured indebtedness as well for general partnership purposes including acquisitions. Through the date of this prospectus, we have used $131.0 million of such proceeds to repay existing long-term debt and working capital facility borrowings and have designated an additional $18.2 million of the proceeds to repay existing long-term debt by September 30, 2003.

THE EXCHANGE OFFER

For the purposes of this section, “we” means Star Gas Partners, L.P. and Star Gas Finance Company.

Registration Rights

At the closing of the offering of the Series A notes, we entered into a registration rights agreement with the initial purchasers pursuant to which we agreed, for the benefit of the holders of the Series A notes, at our cost, to do the following:

•	file an exchange offer registration statement with the SEC with respect to the exchange offer for the Series B notes, and

•	use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act by August 5, 2003.

Upon the SEC’s declaring the exchange offer registration statement effective, we agreed to offer the Series B notes in exchange for surrender of the Series A notes. We agreed to use our best efforts to cause the exchange offer registration statement to be effective continuously, to keep the exchange offer open for a period of not less than 20 business days and to use our best efforts to cause the exchange offer to be consummated no later than 60 days after the exchange offer registration statement is declared effective by the SEC.

For each Series A note surrendered to us pursuant to the exchange offer, the holder of such Series A note will receive a Series B note having a principal amount equal to that of the surrendered Series A note. Interest on each Series B note will accrue from the last interest payment date on which interest was paid on the surrendered Series A note or, if no interest has been paid on such Series A note, from the date of its original issue. The registration rights agreement also provides an agreement to include in the prospectus for the exchange offer certain information necessary to allow a broker-dealer who holds Series A notes that were acquired for its own account as a result of market-making activities or other ordinary course trading activities (other than Series A notes acquired directly from us or one of our affiliates) to exchange such Series A notes pursuant to the exchange offer and to satisfy the prospectus delivery requirements in connection with resales of Series B notes received by such broker-dealer in the exchange offer. We agreed to use our best efforts to maintain the effectiveness of the exchange offer registration statement for these purposes for a period of 180 days after the completion of the exchange offer, which period may be extended under certain circumstances.

The preceding agreement is needed because any broker-dealer who acquires Series A notes for its own account as a result of market-making activities or other trading activities is required to deliver a prospectus meeting the requirements of the Securities Act. This prospectus covers the offer and sale of the Series B notes pursuant to the exchange offer and the resale of Series B notes received in the exchange offer by any broker-dealer who held Series A notes acquired for its own account as a result of market-making activities or other trading activities other than Series A notes acquired directly from us or one of our affiliates.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Series B notes issued pursuant to the exchange offer would in general be freely tradable after the exchange offer without further registration under the Securities Act. However, any purchaser of Series A notes who is an “affiliate” of ours or who intends to participate in the exchange offer for the purpose of distributing the related Series B notes:

•	will not be able to rely on the interpretation of the staff of the SEC;

•	will not be able to tender its Series A notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Series A notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Each holder of the Series A notes (other than certain specified holders) who desires to exchange Series A notes for the Series B notes in the exchange offer will be required to make certain representations, including a representation:

•	that it is not an affiliate of either Star Gas Partners, L.P. or Star Gas Finance Company;

•	that it is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Series B notes; and

•	that it is acquiring the Series B notes in the exchange offer in its ordinary course of business.

We further agreed to file with the SEC a shelf registration statement to register for public resale of notes held by any holder who provides us with certain information for inclusion in the shelf registration statement if:

•	the exchange offer is not permitted by applicable law or SEC policy; or

•	the exchange offer is not for any reason completed by August 4, 2003; or

•	upon completion of the exchange offer, any initial purchaser shall so request in connection with any offering or sale of notes.

We have agreed to use our reasonable best efforts to keep the shelf registration statement continuously effective until expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the notes or such shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We refer to this period as the “shelf effectiveness period.”

The registration rights agreement provides that, in the event that either the exchange offer is not completed or the shelf registration statement, if required, is not declared effective on or prior to August 5, 2003 (September 4, 2003 in the case of a shelf registration statement requested by the initial purchasers following the completion of the exchange offer), the interest rate on the notes will be increased by 1.00% per annum until the exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the notes become freely tradable under the Securities Act, at which time the increased interest shall cease to accrue.

If the shelf registration statement has been declared effective and thereafter either ceases to be effective or the prospectus contained therein ceases to be usable at any time during the shelf effectiveness period, and such failure to remain effective or usable exists for more than 30 days (whether or not consecutive) in any 12-month period (two suspensions not to exceed 30 days each in any 365-day period if we notify holders of notes to suspend disposition of notes due to either (1) a stop order suspending the effectiveness of such registration statement (or proceedings initiated therefor) or (2) the happening of any event making any statement in such registration statement or the related prospectus untrue in any material respect or requiring any change therein in order to make the statements therein not misleading), then the interest rate on the notes will be increased by 1.00% per annum commencing on the 31st day in such 12-month period and ending on such date that the shelf registration statement has again been declared effective or the prospectus again becomes usable, at which time the increased interest shall cease to accrue.

All accrued liquidated damages shall be paid by us to holders entitled thereto by wire transfer to the accounts specified by them or by mailing checks to their registered address if no such accounts have been specified.

Holders of the notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement.

If we effect the registered exchange offer, we will be entitled to close the registered exchange offer 20 business days after its commencement as long as we have accepted all notes validly rendered in accordance with the terms of the exchange offer and no brokers or dealers continue to hold any notes.

This summary of the material provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement which includes this prospectus.

Except as set forth above, after consummation of the exchange offer, holders of Series A notes which are the subject of the exchange offer have no registration or exchange rights under the registration rights agreement. See “—Consequences of Failure to Exchange,” and “—Resale of the Series B Notes; Plan of Distribution.”

Consequences of Failure to Exchange

Any Series A notes that are not exchanged for Series B notes pursuant to the exchange offer and are not included in a resale prospectus (which, if required, will be filed as part of an amendment to the registration statement which includes this prospectus), will remain restricted securities and subject to restrictions on transfer. Accordingly, such Series A notes may only be resold:

(1)	to us, upon redemption thereof or otherwise,

(2)	so long as the Series A notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A,

(3)	in an offshore transaction in accordance with Regulation S under the Securities Act,

(4)	pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act,

(5)	in reliance on another exemption from the registration requirements of the Securities Act, or

(6)	pursuant to an effective registration statement under the Securities Act.

In all of the situations discussed above, the resale must be in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the registrar or co-registrar being met, including receipt by the registrar or co-registrar of a certification and, in the case of (3), (4) and (5) above, an opinion of counsel reasonably acceptable to us and the registrar.

To the extent Series A notes are tendered and accepted in the exchange offer, the principal amount of outstanding Series A notes will decrease with a resulting decrease in the liquidity in the market therefor. Accordingly, the liquidity of the market of the Series A notes could be adversely affected. See “Risk Factors—Risks Related to the Exchange Offer.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all Series A notes validly tendered and not withdrawn prior to the Expiration Date. We will issue $1,000 principal amount of Series B notes in exchange for each $1,000 principal amount of Series A notes accepted in the exchange offer. Holders may tender some or all of their Series A notes pursuant to the exchange offer. However, Series A notes may be tendered only in integral multiples of $1,000 principal amount.

The form and terms of the Series B notes are the same as the form and terms of the Series A notes, except that:

•	the Series B notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act, and

•	except as otherwise described above, holders of the Series B notes will not be entitled to the rights of holders of Series A notes under the registration rights agreement.

The Series B notes will evidence the same debt as the Series A notes which they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs all of the notes.

Solely for reasons of administration and for no other purpose, we have fixed the close of business on  May 29, 2003 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a registered holder of Series A notes or such holder’s legal representative or attorney-in-fact as reflected on the records of the trustee under the indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the Series A notes entitled to participate in the exchange offer.

Holders of the Series A notes do not have any appraisal or dissenters’ rights under Delaware law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, or “Exchange Act,” and the rules and regulations of the SEC thereunder.

We shall be deemed to have accepted validly tendered Series A notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of the Series A notes for the purpose of receiving the Series B notes. The Series B notes delivered pursuant to the exchange offer will be issued promptly following our acceptance of Series A notes for such exchange.

If any Series A notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Series A notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

Holders who tender Series A notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the accompanying letter of transmittal, transfer taxes with respect to the exchange of the Series A notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “Expiration Date” with respect to the exchange offer means 12:01 a.m., New York City time, on July 8, 2003 unless we, in our sole discretion, extend the exchange offer, in which case “Expiration Date” shall mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We reserve the right, in our sole discretion, to:

•	delay accepting any Series A notes,

•	extend the exchange offer,

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, terminate the exchange offer, or

•	amend the terms of the exchange offer in any manner.

We may effect any such delay, extension or termination by giving oral or written notice thereof to the exchange agent.

Except as specified in the second paragraph under this heading, any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Series A notes. The exchange offer will then be extended for a period of 5 to 10 business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the exchange offer, we shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release thereof to the Dow Jones News Service.

Procedures for Tendering Series A Notes

Tenders of Series A Notes.    The tender by a holder of Series A notes pursuant to any of the procedures set forth below will constitute the tendering holder’s acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of Series A notes tendered pursuant to any of the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their Series A notes. The procedures by which Series A notes may be tendered by beneficial owners that are not holders will depend upon the manner in which the Series A notes are held.

DTC has authorized DTC participants that are beneficial owners of Series A notes through DTC to tender their Series A notes as if they were holders. To effect a tender, DTC participants should either (1) complete and sign the accompanying letter of transmittal or a facsimile thereof, have the signature thereon guaranteed if required by Instruction 1 of the letter of transmittal, and mail or deliver the signed letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below under “—Book-Entry Delivery Procedures,” or (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedures for book-entry transfer, set forth below under “—Book-Entry Delivery Procedures.”

Tender of Series A Notes Held in Physical Form.    To effectively tender Series A notes held in physical form pursuant to the exchange offer:

•	a properly completed letter of transmittal applicable to such notes (or a facsimile thereof) duly executed by the holder thereof, and any other documents required by the letter of transmittal, must be received by the exchange agent at one of its addresses set forth below, and tendered Series A notes must be received by the exchange agent at such address (or delivery effected through the deposit of Series A notes into the exchange agent’s account with DTC and making book-entry delivery as set forth below) on or prior to the Expiration Date, or

•	the tendering holder must comply with the guaranteed delivery procedures set forth below.

Letters of transmittal for Series A notes should be sent only to the exchange agent and should not be sent to us.

Tender of Series A Notes Held Through a Custodian.    To effectively tender Series A notes that are held of record by a custodian bank, depository, broker, trust company or other nominee, the beneficial owner thereof must instruct such holder to tender the Series A notes on the beneficial owner’s behalf. A letter of instructions from the record owner to the beneficial owner may be included in the materials provided along with this prospectus which may be used by the beneficial owner in this process to instruct the registered holder of such owner’s Series A notes to effect the tender.

Tender of Series A Notes Held Through DTC.    To effectively tender Series A notes that are held through DTC, DTC participants should either:

•	properly complete and duly execute the accompanying letter of transmittal (or a facsimile thereof), and any other documents required by the letter of transmittal, and mail or deliver the executed letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below, or

•	transmit their acceptance through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message to the exchange agent for its acceptance.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Series A notes and that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant.

Delivery of Series A notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Series A notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Series A notes and delivering letters of transmittal. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the exchange agent prior to such date.

Except as provided below, unless the Series A notes being tendered are deposited with the exchange agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Any exchange of Series B notes for Series A notes will be made only against deposit of the tendered Series A notes and delivery of all other required documents.

Book-Entry Delivery Procedures.    The exchange agent will establish accounts with respect to the Series A notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Series A notes by causing DTC to transfer such Series A notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Series A notes may be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus on or prior to the Expiration Date, or compliance must be made with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Signature Guarantees.    Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 promulgated under the Exchange Act (each of the foregoing, an “Eligible Institution”), unless the Series A notes tendered thereby are tendered (1) by a registered holder of Series A notes (or by a participant in DTC whose name appears on a DTC security position listing as the owner of such Series A notes) who has not completed either the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or (2) for the account of an Eligible Institution. See Instruction 1 of the letter of transmittal. If the Series A notes are registered in the name of a person other than the signer of the letter of transmittal or if Series A notes not accepted for exchange or not tendered are to be returned to a person other than the registered holder, then the signatures on the letter of transmittal accompanying the tendered Series A notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the accompanying letter of transmittal.

Guaranteed Delivery.    If a holder desires to tender Series A notes pursuant to the exchange offer and time will not permit the letter of transmittal, certificates representing such Series A notes and all other required documents to reach the exchange agent, or the procedures for book-entry transfer cannot be completed, on or prior to the Expiration Date, such Series A notes may nevertheless be tendered if all the following conditions are satisfied:

(1)	the tender is made by or through an Eligible Institution;

(2)	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an Agent’s Message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date, as provided below; and

(3)	the certificates for the tendered Series A notes, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Series A notes into the exchange agent’s account at DTC as described above), together with the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal or a properly transmitted Agent’s Message, are received by the exchange agent within two business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in the notice of guaranteed delivery.

Notwithstanding any other provision hereof, delivery of Series B notes by the exchange agent for Series A notes tendered and accepted for exchange pursuant to the exchange offer will, in all cases, be made only after timely receipt by the exchange agent of such Series A notes (or Book-Entry Confirmation of the transfer of such Series A notes into the exchange agent’s account at DTC as described above), and the letter of transmittal (or facsimile thereof) with respect to such Series A notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted Agent’s Message.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Series A notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Series A notes not properly tendered or any Series A notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Series A notes. The interpretation of the terms and conditions of our exchange offer (including the instructions in the letter of transmittal) by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of Series A notes through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notification. Tenders of Series A notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any Series A notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Series A notes are submitted in a principal amount greater than the principal amount of Series A notes being tendered by such tendering holder, such unaccepted or non-exchanged Series A notes will either be:

(1)	returned by the exchange agent to the tendering holders, or

(2)	in the case of Series A notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, credited to an account maintained with such Book-Entry Transfer Facility.

By tendering, each registered holder will represent to us that, among other things:

•	the Series B notes to be acquired by the holder and any beneficial owner(s) of the Series A notes in connection with the exchange offer are being acquired by the holder and any beneficial owner(s) in the ordinary course of business of the holder and any beneficial owner(s),

•	the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the Series B notes,

•	the holder and each beneficial owner acknowledge and agree that (x) any person participating in the exchange offer for the purpose of distributing the Series B notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the Series B notes acquired by such person and cannot rely on the position of the Staff of the SEC set forth in no-action letters that are discussed herein under “—Resale of the Series B Notes; Plan of Distribution,” and (y) any broker-dealer that receives Series B notes for its own account in exchange for Series A notes pursuant to the exchange offer must deliver a prospectus in connection with any resale of such Series B notes, but by so acknowledging, the holder shall not be deemed to admit that, by delivering a prospectus, it is an “underwriter” within the meaning of the Securities Act,

•	neither the holder nor any beneficial owner is an “affiliate” (as defined under Rule 405 of the Securities Act), of ours except as otherwise disclosed to us in writing, and

•	the holder and each beneficial owner understands, that a secondary resale transaction described in clause (3) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the SEC.

Each broker-dealer that receives Series B notes for its own account in exchange for Series A notes, where such Series A notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. See “—Resale of the Series B Notes; Plan of Distribution.”

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Series A notes pursuant to the exchange offer may be withdrawn, unless accepted for exchange as provided in the exchange offer, at any time prior to the Expiration Date.

To be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the Series A notes to be withdrawn;

•	identify the Series A notes to be withdrawn, including the certificate number or numbers of the particular certificates evidencing the Series A notes (unless such Series A notes were tendered by book-entry transfer), and aggregate principal amount of such Series A notes; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the Series A notes into the name of the person withdrawing such Series A notes.

If Series A notes have been delivered pursuant to the procedures for book-entry transfer set forth in “—Procedures for Tendering Series A Notes—Book-Entry Delivery Procedures,” any notice of withdrawal must specify the name and number of the account at the appropriate book-entry transfer facility to be credited with such withdrawn Series A notes and must otherwise comply with such book-entry transfer facility’s procedures.

If the Series A notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of Series A notes can only be accomplished in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. No withdrawal of Series A notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any Series A notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Series B notes will be issued with respect thereto unless the Series A notes so withdrawn are retendered. Properly withdrawn Series A notes may be retendered by following one of the procedures described above under “—Procedures for Tendering Series A Notes” at any time prior to the Expiration Date.

Any Series A notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof unless otherwise provided in the letter of transmittal, promptly following the Expiration Date or, if so requested in the notice of withdrawal, promptly after receipt by us of notice of withdrawal without cost to such holder.

Conditions to the Exchange Offer

The exchange offer shall not be subject to any conditions, other than that:

(1)	the SEC has issued an order or orders declaring the indenture governing the notes qualified under the Trust Indenture Act of 1939,

(2)	the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC,

(3)	no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our reasonable judgment, might impair our ability to proceed with the exchange offer,

(4)	there shall not have been adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer, or

(5)	there shall not have occurred any material change in the financial markets in the United States or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which on the financial markets of the United States, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer.

If we determine in our reasonable discretion that any of the conditions to the exchange offer are not satisfied, we may:

(1)	refuse to accept any Series A notes and return all tendered Series A notes to the tendering holders,

(2)	extend the exchange offer and retain all Series A notes tendered prior to the Expiration Date applicable to the exchange offer, subject, however, to the rights of holders to withdraw such Series A notes (see “—Withdrawal of Original Tenders”), or

(3)	waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered Series A notes which have not been withdrawn.

If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and will extend the exchange offer for a period of 5 to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such 5 to 10 business day period.

Exchange Agent

Union Bank of California, N.A., the trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery and other documents should be directed to the exchange agent addressed as follows:

By Mail:

Union Bank of California, N.A.

Attention: Corporate Trust Department

120 South San Pedro, Suite 410

Los Angeles, California 90012

By Facsimile:

(213) 972-5695

Attention: Corporate Trust Department

Confirm by Telephone:

(213) 972-5660

Attention: Corporate Trust Department

By Hand:

Union Bank of California, N.A.

Attention: Corporate Trust Department

120 South San Pedro, Suite 410

Los Angeles, California 90012

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, additional solicitation may be made by telegraph, telecopy, telephone or in person by our officers and regular employees, our general partner and our affiliates.

No dealer-manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses in connection therewith.

Our out-of-pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the Series A notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Series A notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

The Series B notes will be recorded at the carrying value of the Series A notes and no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer will be charged to income as incurred.

Resale of the Series B Notes; Plan of Distribution

Each broker-dealer that receives Series B notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of Series B notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B notes received in exchange for Series A notes where such Series A notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of Series B notes by broker-dealers. Series B notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in any of the following ways:

(1)	in the over-the-counter market,

(2)	in negotiated transactions,

(3)	through the writing of options on the Series B notes or a combination of such methods of resale,

(4)	at market prices prevailing at the time of resale,

(5)	at prices related to such prevailing market prices, or

(6)	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Series B notes.

Any broker-dealer that resells Series B notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Series B notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Series B notes and any commission on concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We agreed to permit the use of this prospectus by such broker-dealers to satisfy this prospectus delivery requirement. To the extent necessary to ensure that the prospectus is available for sales of Series B notes by broker-dealers, we agreed to use our best efforts to keep the exchange offer registration statement continuously effective, supplemented, amended and current for a period of 180 days after the completion of the exchange offer, which period may be extended under certain circumstances.

Recommendation

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your existing Series A notes into this exchange offer. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into this exchange offer and, if so, the aggregate amount of Series A notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

CAPITALIZATION

The following table sets forth our historical capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the notes offering and the application of the net proceeds of such offering:

	As of March 31, 2003
	Actual	As Adjusted(d)
	(in thousands)
Cash and cash equivalents	$69,142	$50,904
Long-term debt:
Star Gas Partners:
10¼% Senior Notes due 2013 (net of discount of $3,042)	$196,958	$196,958
Propane Segment:
8.04% First Mortgage Notes due September 15, 2009	$66,625	$61,500
7.87% First Mortgage Notes due April 1, 2011 (c)	17,500	17,500
8.70% First Mortgage Notes due March 30, 2015 (c)	27,500	27,500
Acquisition facility borrowings (a)	—	—
Parity facility borrowings (a)	2,000	2,000
Working capital facility borrowings	9,600	9,600

Total debt of propane segment	$123,225	$118,100

Heating Oil Segment:
8.96% Senior Notes due November 1, 2010 (c)	$30,000	$30,000
8.25% Senior Notes due August 1, 2013 (c)	77,000	77,000
7.92% Senior Notes due April 1, 2014 (c)	72,000	61,000
Acquisition facility borrowings (b)	—	—
Working capital facility borrowings	126,000	126,000
Other debt	4,477	2,364

Total debt of heating oil segment	$309,477	$296,364

Total debt	$629,660	$611,422
Less working capital borrowings	(135,600)	(135,600)

Total long-term debt	$494,060	$475,822

Total partners’ capital	$291,609	$291,609

Total capitalization	$785,669	$767,431

(a)	The Star Gas Propane Bank credit facilities currently include a $25 million acquisition facility and a $25 million parity debt facility that can be used to fund maintenance capital expenditures. These facilities contain various restrictive and affirmative covenants. The most restrictive of these covenants relate to the incurrence of additional indebtedness, and restrictions on dividends, certain investments, guarantees, loans, sales of assets and other transactions.

(b)	The Petro bank credit facilities currently include a $50 million acquisition and capital expenditure facility. These facilities contain various restrictive and affirmative covenants. The most restrictive of these covenants relate to the incurrence of additional indebtedness, and restrictions on dividends, certain investments, guarantees, loans, sales of assets and other transactions.

(c)	Represents weighted average interest rate and final maturity rather than specific coupons and maturity schedules applicable to each series of notes issued. See “Description of Other Indebtedness.”

(d)	Reflects the application of $18.2 million of proceeds of the note offering not applied as of March 31, 2003 as follows:
(1)	$5.1 million to repay a portion of the propane segment’s 8.04% First Mortgage Notes in September 2003;
(2)	$11.0 million to repay a portion of the heating oil segment’s 7.92% Senior Notes in April 2003;
(3)	$2.1 million to repay a portion of the heating oil segment’s other debt. See “Use of Proceeds.”

SELECTED FINANCIAL DATA

Our selected consolidated financial and operating data at the end of and for each of the years in the five year period ended September 30, 2002 are derived from our audited consolidated financial statements. Our selected consolidated financial and operating data at March 31, 2002 and 2003 and for the six month periods ended March 31, 2002 and 2003 are derived from our unaudited condensed consolidated financial statements, but include, in our management’s opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. You should read our selected consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes incorporated by reference in this prospectus. The information set forth below is not necessarily indicative of future results.

	Fiscal year ended September 30,					Six months ended March 31,
	1998	1999(g)	2000	2001	2002	2002	2003
	(in thousands, except per unit data or as otherwise indicated)

Statement of operations data:
Sales	$111,685	$224,020	$744,664	$1,085,973	$1,025,058	$697,508	$1,053,800

Costs and expenses:
Cost of sales	49,498	131,649	501,589	771,317	661,978	436,229	714,608
Delivery and branch	37,216	86,489	156,862	200,059	235,708	123,910	161,158
Depreciation and amortization	11,462	22,713	34,708	44,396	59,049	29,012	25,733	(h)
General and administrative	6,336	11,717	22,593	40,954	41,999	17,923	26,883

Operating income (loss)	7,173	(28,548)	28,912	29,247	26,324	90,434	125,418
Interest expense, net	7,927	15,435	26,784	33,727	37,502	19,901	19,008
Amortization of debt issuance costs	176	347	534	737	1,447	619	991
Loss on redemption of debt	—	—	—	—	—	—	181

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(930)	(44,330)	1,594	(5,217)	(12,625)	69,914	105,238
Minority interest in net loss of Total Gas & Electric	—	—	251	—	—	—	—
Income tax expense (benefit)	25	(14,780)	492	1,498	(1,456)	(1,805)	2,135

Income (loss) before cumulative effect of change in accounting principle	(955)	(29,550)	1,353	(6,715)	(11,169)	71,719	103,103
Cumulative effect of change in accounting principle	—	—	—	1,466 (a)	—	—	(3,901	)(h)

Net income (loss)	$(955)	$(29,550)	$1,353	$(5,249)	$(11,169)	$71,719	$99,202

Basic weighted average number of limited partner units outstanding	6,035	11,447	18,288	22,439	28,790	27,623	32,452
Dilutive number of limited partner units outstanding	6,035	11,447	18,288	22,439	28,790	27,686	32,560

Per unit data:
Basic net income (loss) per unit (b)	$(0.16)	$(2.53)	$0.07	$(0.23)	$(0.38)	$2.57	$3.03
Diluted net income (loss) per limited partner unit (b)	$(0.16)	$(2.53)	$0.07	$(0.23)	$(0.38)	$2.56	$3.02
Cash distribution declared per:
Common unit	$2.20	$2.25	$2.30	$2.30	$2.30	$1.15	$1.15
Senior subordinated unit	$—	$—	$0.25	$1.98	$1.65	$1.15	$0.50

Summary cash flow data:
Net cash provided by (used in):
Operating activities	$9,264	$10,795	$20,364	$63,144	$65,455	$50,625	$(76,085)
Investing activities	(13,276)	(2,977)	(65,172)	(256,134)	(62,412)	(45,456)	(9,460)
Financing activities	4,238	(4,441)	51,226	199,308	41,210	15,846	93,206

Other data:
EBITDA(c)	$18,635	$(5,835)	$63,871	$75,109	$85,373	$119,446	$147,069
Retail propane gallons sold	98,870	99,457	107,557	137,031	140,324	95,840	122,139
Heating oil gallons sold	—	74,039	345,684	427,168	457,749	346,650	444,476
Ratio of earnings to fixed charges (d)			1.1x			4.1x	5.7x

Balance sheet data at end of period:
Cash and cash equivalents	$1,115	$4,492	$10,910	$17,228	$61,481	$38,243	$69,142
Current assets	17,947	86,868	126,990	185,262	222,201	240,166	425,089
Total assets	179,607	539,344	618,976	898,819	943,766	969,225	1,126,317
Total long-term debt (e)	105,000	278,029	326,929	468,972	468,846	462,124	494,060
Working capital borrowings (f)	4,770	3,150	24,400	13,866	26,195	35,222	135,600
Partners’ capital	57,347	150,176	139,178	198,264	232,264	287,534	291,609

(a)	Reflects impact of adopting Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, in fiscal 2001.

(b)	Basic and diluted net income (loss) per unit is computed by dividing the limited partners’ interest in net income (loss) by the weighted average number of limited partner units outstanding at the date of determination.

(c)	We define “EBITDA” as net income (loss) before interest, taxes, depreciation and amortization. You should not consider EBITDA as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distributions required under the terms of our partnership agreement.

We calculate EBITDA as follows:

	Fiscal Year ended September 30,					Six Months ended March 31,
	1998	1999(g)	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$(955)	$(29,550)	$1,353	$(5,249)	$(11,169)	$71,719	$99,202
Plus:
Income tax expense (benefit)	25	(14,780)	492	1,498	(1,456)	(1,805)	2,135
Amortization of debt issuance costs	176	347	534	737	1,447	619	991
Interest expense, net	7,927	15,435	26,784	33,727	37,502	19,901	19,008
Depreciation and amortization	11,462	22,713	34,708	44,396	59,049	29,012	25,733

EBITDA	$18,635	$(5,835)	$63,871	$75,109	$85,373	$119,446	$147,069

(d)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense on all indebtedness, the amortization of deferred debt issuance costs and the portion of operating rental expense that is representative of an interest factor. Earnings were inadequate to cover fixed charges by $0.9 million for the fiscal year ended September 30, 1998, by $44.3 million for the fiscal year ended September 30, 1999, by $5.2 million for the fiscal year ended September 30, 2001 and by $12.6 million for the fiscal year ended September 30, 2002.

(e)	Long term debt includes current portion. Included in long-term debt is the cost to finance certain acquisitions completed after the heating season and whose results are not reflected for a full year. For example, in fiscal 2001 we purchased Meenan Oil after the heating season on August 1, 2001 and increased our debt by $60.0 million.

(f)	Our working capital borrowings must be reduced to zero for a period of 45 days at Petro and 30 days at Star Gas Propane each year following the heating season.

(g)	The results of operations for the year ended September 30, 1999 include Petro’s results of operations from March 26, 1999. Since Petro was acquired after the heating season, the results for the year ended September 30, 1999, include typical third and fourth fiscal quarter losses but do not include the profits from the heating season. Accordingly, results of operations for the year ended September 30, 1999, presented are not indicative of the results to be expected for a full year.

(h)	Reflects a charge relating to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), in fiscal 2003. Additionally, depreciation and amortization expense is reduced due to the impact of no longer amortizing goodwill in accordance with SFAS No. 142. Goodwill amortization expense for the six months ended March 31, 2002 was $4.1 million. Goodwill amortization expense for the year ended September 30, 2002 was $8.3 million.

DESCRIPTION OF OTHER INDEBTEDNESS

Heating Oil Segment

Petro Senior Secured Notes

Petro issued $90.0 million of senior secured notes, with a weighted average interest rate of 7.92% in six separate series in a private placement to institutional investors as part of its acquisition by us in March 1999. The senior secured notes are guaranteed by us and are secured equally and ratably with Petro’s existing senior debt and bank credit facilities by Petro’s cash, accounts receivable, notes receivable, inventory, customer lists, trademarks, pledged securities and general intangibles. Each series of 7.92% senior secured notes will mature between April 1, 2003 and April 1, 2014. Only interest on each series is due semiannually. On the last interest payment date for each series, the outstanding principal amount is due and payable in full.

Petro has also issued $103 million of senior secured notes, with a weighted average interest rate of 8.25%, in two separate series, which pay interest semiannually under agreements that are substantially identical to the agreement under which the 7.92% senior secured notes were issued. These notes are also guaranteed by us. The largest series has a maturity date of August 1, 2006 in the amount of $73.0 million. The remaining series are due in equal sinking fund payments due August 1, 2009 and ending on August 1, 2013.

In addition, Petro has issued $40 million of senior secured notes, with a weighted average interest rate of 8.96%, which pay interest semiannually, under agreements that are substantially identical to the agreements under which the 7.92% senior secured notes were issued. These notes are also guaranteed by us. These notes were issued in three separate series. The largest series has annual sinking fund payments of $2.8 million due beginning November 1, 2004 and ending November 1, 2010. The other two series are due on November 1, 2004 and November 1, 2005.

If Petro fails to make any principal or interest payment under its senior secured notes, any noteholder may accelerate the maturity of the senior secured notes. If any event of default exists under the note agreement, holders of a majority of the outstanding principal amount of the senior secured notes may accelerate the maturity of the notes. The maturity of the senior secured notes is automatically accelerated if Petro, Star Gas Partners, Petro Holdings or any of their subsidiaries are generally unable to pay their debts as they become due or become subject to any bankruptcy or reorganization proceedings.

All of the above senior secured notes contain various negative and affirmative covenants the most restrictive of which are as follows:

•	Petro is prohibited from making any distributions if its ratio of consolidated operating cash flow (i.e., net income plus non-cash expenses, interest expense and income taxes) to consolidated interest expense is less than or equal to 1.75 to 1.0 and may make distributions only to the extent that consolidated operating cash flow since January 1, 1999 exceeds distributions, maintenance capital expenditures and consolidated interest expense for the same period.

•	Petro is prohibited from incurring additional indebtedness (other than indebtedness expressly permitted under the note agreements), if, after giving effect to such incurrence, its ratio of consolidated pro forma operating cash flow (cash flow as defined above giving pro forma effect to the use of funds to be borrowed) to consolidated pro forma interest expense (giving pro forma effect to the cost of borrowings) is less than or equal to 2.25 to 1.0.

Petro Bank Credit Facilities

Petro’s bank facilities consist of three separate facilities: a $123 million working capital facility, a $20 million insurance letter of credit facility and a $50 million acquisition facility. To provide additional working capital capacity for the past heating season, the Partnership temporarily converted $20 million of its heating oil segment’s acquisition facility to a working capital facility which expired on April 30, 2003. At March 31, 2003, there was $126.0 million outstanding under the working capital facility and $20.0 million of the insurance letter of credit facility was used. The Petro bank credit facilities are guaranteed by us. There were no borrowings outstanding under the acquisition facility other than $2.0 million outstanding in the form of letter of credits. The working capital facility and letter of credit facility will expire on June 30, 2004. The acquisition facility will convert to a term loan on June 30, 2004 which will be payable in eight equal quarterly principal payments. Amounts borrowed under the working capital facility are subject to a requirement to maintain a zero balance for 45 consecutive days during the period from April 1 to September 30 of each year. In addition, each facility will bear an interest rate that is based on either the London Interbank Offer Rate or another base rate plus a set percentage.

The bank facilities agreement contains covenants and default provisions generally similar to those contained in the note agreement for Petro’s senior secured notes as well as additional covenants. In addition, the bank credit facilities require Petro to maintain a ratio of funded debt to consolidated cash flow of at least 4.00 to 1.00, a ratio of consolidated cash flow to consolidated interest expense of at least 2.50 to 1.00, and a ratio of current assets to current liabilities (excluding working capital facility borrowings and current maturities on long-term debt) of at least 1.00 to 1.00 for the period December 31 through June 30 and 0.85 to 1.00 for the period July 1 through December 30 of each year. Due to the impact on operations of the record warm weather conditions experienced during the 2001–2002 heating season, Petro did not meet any of these additional covenants. The noncompliance was resolved with an amendment to Petro’s bank facility agreements, signed on April 25, 2002. As a result, Petro is currently in compliance with these covenants. Petro is required to pay a commitment fee, which amounted to $0.5 million and $1.0 million for the years ended September 30, 2001 and 2002, respectively. For the years ended September 30, 2001 and 2002, the weighted average interest rate for borrowings under these facilities was 8.46% and 4.09%, respectively. As of March 31, 2003, the interest rate on the borrowings outstanding was 3.2%.

Other Petro Debt

Petro also had outstanding as of March 31, 2003 an aggregate of $2.7 million of notes, primarily in connection with the purchase of fuel oil dealers, which notes are due variously in monthly, quarterly and annual installments with interest at various rates ranging from 7% to 15% maturing at various dates through 2007.

In addition, $0.7 million of 9 3/8% subordinated notes due 2006 and $1.1 million of 12¼% subordinated notes due 2005. In October 1998, the indentures under which the 9 3/8% and 12¼% subordinated debentures and notes were. issued were amended to eliminate substantially all of the covenant protection provided by the indentures.

Propane Segment

Star Gas Propane First Mortgage Notes

In December 1995, Star Gas Propane assumed $85.0 million of first mortgage notes with an annual interest rate of 8.04% in connection with its initial formation. In January 1998, Star Gas Propane issued an additional $11.0 million of first mortgage notes with an annual interest rate of 7.17%. In March 2000, Star Gas Propane issued $27.5 million of 8.70% first mortgage notes. In March 2001, Star Gas Propane issued $29.5 million of senior notes with an average annual interest rate of 7.87% per year.

Obligations under the first mortgage note agreements are secured, on an equal and ratable basis with Star Gas Propane’s obligations under the Star Gas Propane bank credit facilities, by a mortgage on substantially all of the real property and liens on substantially all of the operating facilities, equipment and other assets of Star Gas Propane.

The first mortgage notes require semi-annual prepayments, without premium on the principal thereof, beginning on March 15, 2001 and have a final maturity of March 30, 2015. Interest on the first mortgage notes is payable semiannually in March and September.

All of the above first mortgage notes contain various negative and affirmative covenants the most restrictive of which are as follows:

•	Star Gas Propane is prohibited from making any distributions if its ratio of consolidated cash flow (i.e., net income plus non-cash expenses, interest expense and income taxes) to consolidated interest expense is equal to or less than 1.75 to 1.0, or if a default exists or would result from such distribution; such distributions may not be made more frequently than quarterly and may not be in an amount which exceeds available cash (as defined in the first mortgage note agreements for the immediately preceding calendar quarter); if an event of default exists on the first mortgage notes, the noteholders may accelerate the maturity of the first mortgage notes and exercise other rights and remedies, including foreclosures upon the mortgaged property.

•	Star Gas Propane is prohibited from incurring additional indebtedness (other than indebtedness expressly permitted under the note agreements), if after giving effect to such incurrence its ratio of consolidated cash flow (cash flow as defined above giving pro forma effect to the use of funds to be borrowed) to consolidated pro forma debt service (giving pro forma effect to the cost of borrowings) is less than or equal to 2.50 to 1.0 and its ratio of consolidated cash flow to maximum consolidated pro forma debt service (the highest total amount payable by Star Gas Propane and its restricted subsidiaries on a consolidated basis in any 12 month period in respect of scheduled principal and interest payments) is less than or equal to 1.25 to 1.0.

Star Gas Propane Bank Credit Facilities

The Star Gas Propane bank credit facilities currently consist of a $25 million acquisition facility, a $25 million parity debt facility that can be used to fund maintenance capital expenditures and an $18 million working capital facility. At March 31, 2003, $2.0 million was borrowed under the parity debt facility. The agreements governing the bank credit facilities contains covenants and default provisions generally similar to those contained in the first mortgage note agreements. The bank credit facilities bear interest at a rate based upon, at our option, either the London Interbank Offered Rate plus a margin or a Base Rate (each as defined in the bank credit facilities). We are required to pay a fee for unused commitments which amounted to $0.1 million $0.1 million and $0.2 million during fiscal 2000, 2001 and 2002, respectively. For fiscal 2001 and 2002, the weighted average interest rate on borrowings under these facilities was 8.0% and 4.2%, respectively. At March 31, 2003, the interest rate on the borrowings outstanding was 5.125%.

The working capital facility expires on September 30, 2003, but may be extended annually thereafter with the consent of the banks. Borrowings under the acquisition facility and parity debt facility will revolve until September 30, 2003, after which time any outstanding loans thereunder, will amortize in quarterly principal payments with a final payment due on September 30, 2005. However, there must be no amount outstanding under the working capital facility for at least 30 consecutive days during each fiscal year.

The agreement governing the bank credit facilities contains default provisions generally similar to those contained in the first mortgage note agreements. In addition, the bank credit facilities require Star Gas Propane to maintain a ratio of total funded debt to consolidated cash flow of no more than 4.50 to 1.0.

DESCRIPTION OF NOTES

You will find the definitions of capitalized terms used in this description under the subheading “—Certain Definitions.” For purposes of this description, references to the “Company” refer only to Star Gas Partners, L.P. and not to its subsidiaries and references to the “Issuers” mean collectively Star Gas Partners, L.P. and Star Gas Finance Company. As used in this section, unless the context otherwise requires, “notes” means the Series A notes, the Series B notes offered hereby and any other notes issued under an Indenture dated as of February 6, 2003 (the “Indenture”) between the Issuers and Union Bank of California, N.A., as trustee (the “Trustee”).

The Issuers issued the Series A notes under the Indenture in a private placement offering exempt from the registration requirements of the Securities Act. Such private placement offering closed on February 6, 2003. The Issuers will issue the Series B notes in exchange for the Series A notes under the same Indenture. The form and terms of the Series B notes will be the same as those of the Series A notes, except that the Series B notes (1) will be registered under the Securities Act and will not bear legends restricting their transfer and (2) will not, except as is described in this prospectus under the heading “The Exchange Offer—Registration Rights,” entitle the holders thereof to the rights of holders of Series A notes under the registration rights agreement. The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Although the Indenture is unlimited in aggregate principal amount, the issuance of Series A notes thereunder was, and the issuance of Series B notes in this exchange offer shall be, limited to $200 million in the aggregate. We may issue an unlimited principal amount of additional notes (which we will refer to as the “additional notes”) under the Indenture, which additional notes shall have identical terms and conditions as the Series A notes or Series B notes, will be part of the same class as the Series A notes and Series B notes and will vote on all matters with the holders of such notes. However, we will only be permitted to issue such additional notes if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture.

This description of notes is intended to be a useful overview of the material provisions of the notes and the Indenture. Since this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.

General

The notes:

•	are general unsecured, senior obligations and rank senior in right of payment to all subordinated Indebtedness of the Issuers;

•	are limited to an aggregate principal amount of $200 million, subject to our ability to issue additional notes;

•	mature on February 15, 2013;

•	were (as to the Series A notes) and shall be (as to the Series B notes) issued in denominations of $1,000 and integral multiples of $1,000;

•	were (as to the Series A notes) and shall be (as to the Series B notes) represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See “Book-Entry Settlement and Clearance”; and

•	rank equally in right of payment to any future senior Indebtedness of the Issuers, without giving effect to collateral arrangements.

Interest

Interest on the notes will compound semi-annually and:

•	accrue at the rate of 10¼% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on February 15 and August 15, commencing on August 15, 2003;

•	be payable to the holders of record on the February 1 and August 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by the Company in the Borough of Manhattan, the City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered addresses as they appear in the register books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by the Depositary or its nominee in immediately available funds to the Depositary or its nominee, as the case may be, as the registered holder of such global notes.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the Registrar in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

Except as described below, the notes are not redeemable until February 15, 2008. On and after February 15, 2008, the Issuers may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on February 15 of the years indicated below:

Year	Percentage
2008	105.125%
2009	103.417%
2010	101.780%
2011 and thereafter	100.000%

Prior to February 15, 2006, the Issuers may on any one or more occasions redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)	there is a Public Market at the time of such redemption;

(2)	at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

(3)	the redemption occurs within 60 days after the closing of such Public Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by the Issuers.

In the case of any partial redemption, the Trustee will select the notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

The Issuers are not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

Ranking

The Series A notes are, and the Series B notes shall be, general unsecured obligations of the Issuers that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The Series A notes rank, and the Series B notes will rank, equally in right of payment with all existing and future liabilities of the Issuers that are not so subordinated. In the event of bankruptcy, liquidation, reorganization and winding up of the Company or Star Gas Finance Company, or upon a default in payment with respect to, or the acceleration of, any Indebtedness under any secured Indebtedness, the assets of the Company or Star Gas Finance Company that secure such secured Indebtedness will be available to pay obligations on the notes only after all Indebtedness under such secured Indebtedness has been repaid in full from such assets. You should be aware that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

Change of Control

If a Change of Control occurs, each registered holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Issuers will mail a notice (the “Change of Control Offer”) to each registered holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by the Issuers, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered under the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) the Company will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of notes under a Change of Control Offer or the Company must offer to repay all Indebtedness and make payment to the holders of such Indebtedness that accept such offer and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Issuers covenant to effect such repayment or obtain such consent and waiver within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if the Company fails to comply with such covenant.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations described in the Indenture by virtue of the conflict.

The Issuers’ ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. Future Indebtedness of the Company and its Subsidiaries may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase obligation on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of future Indebtedness may prohibit the Company’s prepayment of notes before their scheduled maturity. Consequently, if the Company is not able to prepay any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

The definition of “Change of Control” does not significantly restrict the types of transactions we may enter into, including, acquisitions, refinancings, recapitalizations and leveraged transactions, any of which could significantly increase the amount of our indebtedness outstanding. Any such increase in our indebtedness could adversely affect our credit rating as well as our ability to meet our obligations to the noteholders.

Asset Sales

The Company and its Restricted Subsidiaries may complete an Asset Sale if the Company or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the Board of Directors, of the assets sold or otherwise disposed of, and at least 80% of the consideration received by the Company or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

(1)	the amount of any liabilities on the Company’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

(2)	the amount of any notes or other obligations received by the Company or the Restricted Subsidiary from the transferee that is converted within 180 days by the Company or the Restricted Subsidiary into cash, to the extent of the cash received.

If the Company or any of its Restricted Subsidiaries receives Net Proceeds exceeding $10 million from one or more Asset Sales in any fiscal year, then within 360 days after the date the aggregate amount of Net Proceeds exceeds $10 million, the Company must apply the amount of such Net Proceeds to the extent not already so applied either (1) to reduce Indebtedness of the Company or any of its Restricted Subsidiaries, with a permanent reduction of availability in the case of revolving Indebtedness, or (2) to make an investment in assets or capital expenditures useful to the Company’s or any of its Subsidiaries’ business as in effect on the Issue Date or any Related Business. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

Pending the final application of any Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce borrowings under any Credit Facilities, or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

When the aggregate amount of Excess Proceeds exceeds $10 million, we will make an offer to all noteholders to purchase for cash that number of notes that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the note plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the Indenture and we will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of notes tendered in response to our purchase offer is less than the Excess Proceeds, the Company or any Restricted Subsidiary may use such excess amounts for general business purposes. If the aggregate principal amount of notes surrendered by the noteholders exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased in accordance with the procedures for selection and notice of redemption set forth under “Optional Redemption” above. Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the notes and the terms of those securities provide that a similar offer must be made with respect to those other securities, then our offer to purchase the notes will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the noteholders, the amount of Excess Proceeds will be reset at zero.

Certain Covenants

Limitation on Indebtedness

The Company and its Restricted Subsidiaries may incur more debt only under specified circumstances. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment, in each case, an incurrence, of any Indebtedness, unless at the time of the incurrence and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company would be greater than 2.00 to 1.00.

In addition to any Indebtedness that may be incurred as set forth above, the Company and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness is defined in the Indenture and includes:

(1)	Indebtedness evidenced by the notes (but not additional notes);

(2)	Indebtedness outstanding as of the Issue Date;

(3)	Indebtedness of the Company or a Restricted Subsidiary (i) Incurred for the purpose of making of capital expenditures by the Company or a Restricted Subsidiary or (ii) for the purpose of funding acquisitions of Related Businesses, in an aggregate principal amount of Indebtedness pursuant to this paragraph (3) not to exceed $100 million at any one time outstanding.

(4)	Indebtedness of the Company owed to our general partner or an Affiliate of our general partner that is unsecured and that is subordinated in right of payment to the notes; provided that the aggregate principal amount of this Indebtedness outstanding at any time under this clause may not exceed $10 million and this Indebtedness has a final maturity date later than the final maturity date of the notes;

(5)	Indebtedness (a) owed by the Company or any Restricted Subsidiary to any Restricted Subsidiary or (b) owed by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

(6)	Permitted Refinancing Indebtedness (including, for the avoidance of doubt, the refinancing of Indebtedness Incurred under the Consolidated Fixed Charge Coverage Ratio set forth in the second sentence of this section entitled “—Limitation on Indebtedness”);

(7)	the Incurrence by the Company or a Restricted Subsidiary of Indebtedness owing directly to its insurance carriers, without duplication, in connection with the Company’s, its Subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and Guarantees of the foregoing, secured by letters of credit;

(8)	Indebtedness of the Company and its Restricted Subsidiaries in respect of “Capital Leases,” meaning, generally, any lease of any property which would be required to be classified and accounted for as a capital lease on a balance sheet of the lessor; provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $7.5 million;

(9)	Indebtedness of the Company and its Restricted Subsidiaries represented by letters of credit supporting (a) obligations under workers’ compensation laws, (b) obligations to suppliers of propane or energy commodity derivative providers in the ordinary course of business consistent with past practices, not to exceed $10 million at any one time outstanding, and (c) the repayment of Indebtedness permitted to be Incurred under the Indenture;

(10)	surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any of its Subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default” (which terms are defined in “—Events of Default”);

(11)	any Guarantee by any Restricted Subsidiary in respect of Indebtedness of any other Restricted Subsidiary;

(12)	any Guarantee by the Company of Indebtedness in respect of (x) Indebtedness of its Restricted Subsidiaries, or (y) guarantees of trade credit of Restricted Subsidiaries; and

(13)	Indebtedness Incurred by any Restricted Subsidiary pursuant to any Credit Facilities Incurred solely for working capital purposes not to exceed, in the aggregate at any time outstanding, the Borrowing Base.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be incurred in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section, the Company may, in its sole discretion, classify (or later reclassify) in whole or in part such items of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness or a portion thereof may be classified (or later reclassified) in whole or in part as having been incurred under more than one of the applicable clauses of Permitted Indebtedness or in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment, that is, to:

(1)	declare or pay any dividend or any other distribution or payment on or with respect to Capital Stock of the Company or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of Capital Stock of the Company or any of its Restricted Subsidiaries, other than (a) dividends or distributions payable solely in Capital Stock of the Company (including Common Stock or Senior Units, but excluding Redeemable Capital Stock), or in options, warrants or other rights to purchase Capital Stock of the Company (including Common Stock or Senior Units, but excluding Redeemable Capital Stock); (b) dividends or other distributions to the extent declared or paid to the Company or any Restricted Subsidiary of the Company; or (c) dividends or other distributions by any Restricted Subsidiary of the Company to all holders of Capital Stock of that Restricted Subsidiary on a pro rata basis;

(2)	purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Restricted Subsidiaries, other than any Capital Stock owned by a Restricted Subsidiary;

(3)	make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any subordinated Indebtedness of the Company, other than any such Indebtedness owed by the Company or a Restricted Subsidiary; or

(4)

make any investment, other than a Permitted Investment, in any entity, unless, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, and the Restricted Payment, together with the aggregate of all other Restricted

Payments made by the Company and its Restricted Subsidiaries during the fiscal quarter during which the Restricted Payment is made, will not exceed:

(a)	if the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 1.75 to 1.00, an amount equal to Available Cash for the immediately preceding fiscal quarter; or

(b)	if the Consolidated Fixed Charge Coverage Ratio of the Company is equal to or less than 1.75 to 1.00, an amount equal to the sum of $15 million, less the aggregate amount of all Restricted Payments made by the Company and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the Company immediately preceding the date of the Restricted Payment and beginning on the Issue Date plus the aggregate net cash proceeds of capital contributions to the Company from any Person other than a Restricted Subsidiary of the Company, or issuance and sale of shares of Capital Stock, other than Redeemable Capital Stock, of the Company to any entity other than to a Restricted Subsidiary of the Company, in any case made during the period ending on the last day of the fiscal quarter of the Company immediately preceding the date of the Restricted Payment and beginning on the Issue Date.

The Restricted Payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the Board of Directors on the date of the Restricted Payment of the assets proposed to be transferred.

The above provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

(2)	the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the Company from any entity other than a Restricted Subsidiary of the Company; or issuance and sale of other Capital Stock, other than Redeemable Capital Stock, of the Company to any entity other than to a Restricted Subsidiary of the Company; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash;

(3)	the repurchase of any Common Stock or the payment of any dividend or distribution under any employment agreement, stock or unit option agreement, or restricted stock agreement not to exceed $1 million in any calendar year and not to exceed $5 million in the aggregate amount since the Issue Date; or

(4)	any redemption, repurchase or other acquisition or retirement of subordinated Indebtedness of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the Company from any entity other than a Restricted Subsidiary of the Company; or issuance and sale of Indebtedness of the Company issued to any entity other than a Restricted Subsidiary or the Company, so long as the Indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

In computing the amount of Restricted Payments previously made for purposes of the Restricted Payments test above, Restricted Payments made under the first and third points above will be included and Restricted Payments made under the second and fourth points above shall not be so included.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, incur any liens or other encumbrance, unless the lien is a Permitted Lien or the notes are directly secured equally and ratably with the obligation or liability secured by such lien.

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions, including the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in our partnership agreement, with, or for the benefit of any Affiliates of the Company unless:

(1)	the transaction or series of related transactions are between the Company and its Restricted Subsidiaries or between two Restricted Subsidiaries; or

(2)	the transaction or series of related transactions are on terms that are no less favorable to the Company or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an Affiliate of the Company or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $5 million, the Company shall have delivered an Officers’ Certificate to the Trustee certifying that the transaction(s) is on terms that are no less favorable to the Company or the Restricted Subsidiary than those which would have been obtained from an entity that is not an Affiliate of the Company or Restricted Subsidiary and has been approved by a majority of the Board of Directors, including a majority of the disinterested directors.

However, the covenant limiting transactions with Affiliates will not restrict the Company, any Restricted Subsidiary or the general partner from entering into: any employment agreement, stock option agreement, restricted stock agreement, employee stock ownership plan related agreements, or similar agreement and arrangements, in the ordinary course of business; transactions not prohibited by the provisions described in “—Certain Covenants—Limitation on Restricted Payments;” transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the business operated by the Company, its Subsidiaries and Affiliates; any Affiliate trading transactions done in the ordinary course of business; and any transaction that is a Flow-Through Acquisition.

Limitation on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends, in cash or otherwise, or make any other distributions on or with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

(2)	pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

(3)	make loans or advances to, or any investment in, the Company or any other Restricted Subsidiary;

(4)	transfer any of its properties or assets to the Company or any other Restricted Subsidiary; or

(5)	Guarantee any Indebtedness of the Company or any other Restricted Subsidiary.

Collectively, these restrictions are called the “Payment Restrictions.” However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

(1)	applicable law;

(2)	any agreement in effect at the Issue Date or any agreement relating to any Indebtedness permitted to be incurred under the Indenture (including agreements or instruments evidencing Indebtedness incurred after the Issue Date);

(3)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Restricted Subsidiary;

(4)	purchase money obligations or Capital Leases the lien of which is limited to the property acquired pursuant to such obligations;

(5)	any agreement of an entity (or any of its Restricted Subsidiaries) acquired by the Company or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity; or

(6)	provisions contained in instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any “Sale and Leaseback Transaction” with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the Indenture and, generally, means any arrangement (other than between the Company and a Restricted Subsidiary or between Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

The Company and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback Transaction; provided that the Company or the Restricted Subsidiary would be permitted under the Indenture to incur Indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction.

SEC Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the noteholders all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, we will furnish to such noteholders all reports that would be required to be filed with the SEC on Form 8-K if we were required to file the reports. Finally, whether or not required by the rules and regulations of the SEC, we will file a copy of all the information described in the preceding sentences with the SEC unless the SEC will not accept the filing. We will also make the information available to investors who request it in writing. Currently, we are required to and do file quarterly and annual reports on Forms 10-Q and 10-K. Furthermore, we will promptly furnish to the noteholders notices of (a) any payment default under any instrument evidencing Indebtedness for borrowed money, and (b) any acceleration of such Indebtedness prior to its express maturity.

Merger, Consolidation or Sale of Assets

The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

(1)	the Company is the surviving entity or the entity formed by or surviving the transaction, if other than the Company, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the entity formed by or surviving the transaction, if other than the Company, or the entity to which the sale was made assumes all the obligations of the Company in accordance with a supplemental indenture in a form reasonably satisfactory to the Trustee, under the notes and the Indenture;

(3)	immediately after the transaction no Default or Event of Default exists; and

(4)	at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, the Company or such other entity or survivor is permitted to incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio as described in “—Certain Covenants—Limitation on Indebtedness.”

Limitation on Lines of Business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Restrictions on Activities of Star Gas Finance Company

In addition to the restrictions set forth under “—Certain Covenants—Limitation on Indebtedness,” Star Gas Finance Company may not incur any Indebtedness unless the Company is a co-obligor or guarantor of the Indebtedness; or the net proceeds of the Indebtedness are either lent to the Company, used to acquire outstanding debt securities issued by the Company, or used, directly or indirectly, to refinance or discharge Indebtedness permitted under this paragraph. Star Gas Finance Company may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the Company.

Payments for Consent

Neither the Company, Star Gas Finance Company, nor any of the Company’s Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

Each of the following is an Event of Default:

(1)	default in any payment of interest or additional interest (including as required by the Registration Rights Agreement) on any note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company to comply with its obligations under “—Certain Covenants —Merger, Consolidation or Sale of Assets;”

(4)	failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenants described under “—Change of Control” or “—Asset Sales” above or under the covenants described under “—Certain Covenants” above (in each case, other than a failure to purchase notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “—Certain Covenants—Merger, Consolidation or Sale of Assets” which is covered by clause (3));

(5)	failure by the Issuers to comply for 60 days after notice with their other agreements contained in the Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any applicable grace period provided (“payment default”) which payment default has not been waived; or

(b)	results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5 million or more;

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”); or

(8)	failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $5 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”).

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “—Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding payment of the premium that the Issuers would have had to pay if the Issuers then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture or was required to repurchase the notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to February 15, 2008 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding the prohibition on redemption of the notes prior to February 15, 2008, the premium that would otherwise be payable on February 15, 2008 in respect of an optional redemption shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the principal amount of notes whose holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any note;

(3)	reduce the principal of or extend the Stated Maturity of any note;

(4)	reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “—Optional Redemption,” “—Change of Control,” “—Asset Sales” or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)	make any note payable in money other than that stated in the note;

(6)	impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Notwithstanding the foregoing, without the consent of any holder, the Issuers and the Trustee may amend the Indenture and the notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuers under the Indenture;

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

(4)	add Guarantees with respect to the notes;

(5)	secure the notes;

(6)	add to the covenants of the Issuers for the benefit of the holders or surrender any right or power conferred upon the Issuers;

(7)	make any change that does not adversely affect the rights of any holder;

(8)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(9)	provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the notes (except that the transfer restrictions contained in the notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding notes, as a single class of securities.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Issuers are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

The Issuers at any time may terminate all their obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

The Issuers at any time may terminate their obligations under covenants described under “—Certain Covenants” (other than “—Merger, Consolidation or Sale of Assets”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision described under “—Events of Default” above and the limitations contained in clause (3) and clause (4) under “—Certain Covenants—Merger, Consolidation or Sale of Assets” above (“covenant defeasance”).

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Events of Default” above or because of the failure of the Company to comply with clause (3) and clause (4) under “—Certain Covenants—Merger, Consolidation or Sale of Assets” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees, Partners and Stockholders

No director, officer, employee, incorporator, partner or stockholder of the Company or Star Gas Finance Company, as such, shall have any liability for any obligations of the Issuers under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

Union Bank of California, N.A. is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the notes.

If the Trustee becomes a creditor of an Issuer, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Asset Acquisition” means the following (in all cases, including assets acquired through a Flow-Through Acquisition):

(1)	an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which the Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary;

(2)	the acquisition by the Company or any Restricted Subsidiary of the assets of any Person, other than a Restricted Subsidiary, which constitute all or substantially all of the assets of such Person; or

(3)	the acquisition by the Company or any Restricted Subsidiary of any division or line of business of any Person, other than a Restricted Subsidiary.

“Asset Sale” means either of the following, whether in a single transaction or a series of related transactions:

(1)	the sale, lease, conveyance or other disposition of any assets other than sales, leases or transfers of assets in the ordinary course of business (including but not limited to the sales of inventory in the ordinary course of business and the sale of receivables and accounts pursuant to a Credit Facility); or

(2)	the issuance or sale of Capital Stock of any direct Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any sale, lease or transfer of assets or Capital Stock by the Company or any of its Restricted Subsidiaries to the Company or a Restricted Subsidiary;

(2)	any sale or transfer of assets or Capital Stock by the Company or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a related business and/or cash (provided that such cash portion is at least 80% of the difference between the value of the assets being transferred and the value of the assets being received) and having a fair market value, as determined in good faith by the Board of Directors, reasonably equivalent to the fair market value of the assets so transferred;

(3)	any sale, lease or transfer of assets in accordance with Permitted Investments;

(4)	the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company will be governed by the provisions described under “—Change of Control” and/or the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not the Asset Sales Covenant;

(5)	the transfer or disposition of assets that are permitted Restricted Payments; and

(6)	any sale, lease or transfer of assets pursuant to a Sale and Leaseback Transaction otherwise permitted by the Indenture.

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor, of the lease included in the transaction. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

(1)	the sum of:

(a)	all cash receipts of the Company during such quarter from all sources (including, without limitation, distributions of cash received from Subsidiaries and cash proceeds from Interim Capital Transactions, but excluding cash proceeds from Termination Capital Transactions); and

(b)	any reduction with respect to such quarter in a cash reserve previously established pursuant to clause (2)(b) below (either by reversal or utilization) from the level of such reserve at the end of the prior quarter;

(2)	less the sum of:

(a)

all cash disbursements of the Company during such quarter, including, without limitation, disbursements for operating expenses, taxes, if any, debt service (including, without limitation, the payment of principal, premium and interest), redemption of Capital Stock of the Company, capital expenditures, contributions, if any, to any Subsidiaries and cash distributions to partners of the Company (but only to the extent that such cash distributions to partners exceed Available Cash for the immediately preceding quarter); and

(b)	any cash reserves established with respect to such quarter, and any increase with respect to such quarter in a cash reserve previously established pursuant to this clause (2)(b) from the level of such reserve at the end of the prior quarter, in such amounts as the Board of Directors determines in its reasonable discretion to be necessary or appropriate (i) to provide for the proper conduct of the business of the Company (including, without limitation, reserves for future capital expenditures), (ii) to provide funds for distributions with respect to Capital Stock of the Company in respect of any one or more of the next four quarters or (iii) because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Company is a party or by which it is bound or its assets are subject;

(3)	plus the lesser of:

(a)	an amount as calculated in accordance with clauses (1) and (2) above for the Company or its Restricted Subsidiaries for the first 45 days of the quarter during which such Restricted Payment is made (rather than the quarter for which clauses (1) and (2) were calculated); and

(b)	an amount of working capital Indebtedness that the Company or its Restricted Subsidiaries could have Incurred on or before the 45th day after the last day of the quarter used to calculate clauses (1) and (2) above;

provided, however, that Available Cash attributable to any Restricted Subsidiary pursuant to this sub-paragraph (3)(b) will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

Notwithstanding the foregoing, “Available Cash” shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established in each case after the date of liquidation of the Company. Taxes paid by the Company on behalf of, or amounts withheld with respect to, all or less than all of the partners shall not be considered cash disbursements of the Company that reduce Available Cash, but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to the partners other than the limited partners holding Senior Units. Alternatively, in the discretion of the Board of Directors, such taxes (if pertaining to all partners) may be considered to be cash disbursements of the Company which reduce Available Cash, but the payment or withholding thereof shall not be deemed to be a distribution of Available Cash to such partners.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided that so long as the Company is a limited partnership, as to the Company, “Board of Directors” means the board of directors of Star Gas LLC, its general partner, or any duly authorized committee thereof.

“Borrowing Base” means, as of any date of determination, an amount equal to the sum, without duplication, of (1) 85% of the net book value of all of the Company’s and its Restricted Subsidiaries’ accounts receivable at such date and (2) 60% of the net book value of the Company’s and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be reflected on the most recent available consolidated balance sheet of the Company (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of the determination).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means:

(1)	any transaction or series of related transactions pursuant to which any “person” or “group” or “groups” of related persons (as defined in the Exchange Act) other than the Permitted Holders, becoming beneficial owners, in the aggregate, directly or indirectly, of 50% or more of the Voting Stock of the general partner of the Company (or the successor by merger, consolidation or purchase of substantially all of the assets of the general partner) and the Permitted Holders beneficially owning at any time, in the aggregate, a lesser percentage of the Voting Stock of the general partner of the Company (or the successor by merger, consolidation or purchase of substantially all of the assets of the general partner) than such other person or group;

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder;

(3)	the adoption of a plan or proposal for the liquidation or dissolution of the Company or the general partner of the Company; or

(4)	Star Gas LLC or any affiliated entity shall fail to own beneficially 100% of the general partnership interest in the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, units, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s securities whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock, and, in the case of the Company, means the units representing limited partner interests of the Company whether or not outstanding on the Issue Date.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the Company and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as single accounting, of:

(1)	Consolidated Net Income;

(2)	Consolidated Non-Cash Charges;

(3)	Consolidated Interest Expense; and

(4)	Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the Company and its Restricted Subsidiaries, the ratio of (x) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”), to (y) the aggregate amount of Consolidated Fixed Charges of the Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

(1)	the Incurrence or repayment of any Indebtedness, excluding revolving credit borrowings and repayments of revolving credit borrowings (other than any revolving credit borrowings the proceeds of which are used for Asset Acquisitions or Growth Related Capital Expenditures of the Company or any of its Restricted Subsidiaries and in the case of any Incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the Incurrence of the Indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the Incurrence (and application) or repayment occurred on the first day of the Reference Period; and

(2)	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the Company or one of its Restricted Subsidiaries, including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, Incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

(a)	Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio;

(b)	Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately available preceding four full fiscal quarters occurring in the Reference Period, minus the pro forma expenses that would have been Incurred by the Company and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the Company and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses Incurred by or to be Incurred by the Company and its Restricted Subsidiaries based upon the operation of the Company’s business, all as determined in good faith by the Board of Directors; and

(c)	Consolidated Cash Flow Available for Fixed Charges shall not include the impact of any non-recurring cash charges Incurred in connection with a restructuring, reorganization or other similar transaction, as determined in good faith by the Board of Directors.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness, other than Indebtedness referred to in paragraph (2) below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on that date;

(2)	only actual interest payments associated with Indebtedness Incurred in accordance with clause (4) of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

(3)	if interest on any Indebtedness actually Incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period.

“Consolidated Fixed Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the sum of, without duplication:

(1)	the amounts for such period of Consolidated Interest Expense; and

(2)	the product of:

(a)	the aggregate amount of dividends and other distributions paid or accrued during the period in respect of Preferred Stock and Redeemable Capital Stock of the Company and its Restricted Subsidiaries on a consolidated basis; and

(b)	a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Income Tax Expense” means, with respect to the Company and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Company and its Restricted Subsidiaries, for any period, without duplication, the sum of:

(1)	the interest expense of the Company and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, net of interest income in an amount not to exceed $3 million;

(2)	any amortization of debt discount;

(3)	the net cost under Interest Rate Agreements;

(4)	the interest portion of any deferred payment obligation;

(5)	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	all accrued interest for all instruments evidencing Indebtedness; and

(7)	the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income (loss) of the Company and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

(1)	net after-tax extraordinary gains or losses;

(2)	net after-tax gains or losses attributable to Asset Sales;

(3)	the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting; provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the Company or any Restricted Subsidiary;

(4)	the net income or loss prior to the date of acquisition of any Person combined with the Company or any Restricted Subsidiary in a pooling of interest;

(5)	the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

(6)	the cumulative effect of any changes in accounting principles.

“Consolidated Non-Cash Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the aggregate of (1) depreciation, (2) amortization, (3) non-cash employee compensation expenses of the Company or its Restricted Subsidiaries for such period, and (4) any other non-cash charges, in each case which reduces the Consolidated Net Income of the Company and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP, and excluding any such non-cash charge or expense to the extent it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period, and also excluding the non-cash impact of Statement of Financial Accounting Standards No. 133.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Flow-Through Acquisition” means an acquisition by the general partner from a Person that is not an Affiliate of the general partner or the Company, of property (real or personal), assets or equipment (whether through the direct purchase of assets or the Capital Stock of the Person owning such assets) in a Related Business, which is promptly sold, transferred or contributed by the general partner to the Company or one of its Restricted Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Growth Related Capital Expenditures” means, with respect to any Person, all capital expenditures by such Person made to improve or enhance the existing capital assets or to increase the customer base of such Person or to acquire or construct new capital assets (but excluding capital expenditures made to maintain, up to the level thereof that existed at the time of such expenditure, the operating capacity of the capital assets of such Person as such assets existed at the time of such expenditure).

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted

Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, as applied to any Person, without duplication:

(1)	(a) any indebtedness for borrowed money and (b) all obligations evidenced by any (i) bond, note, debenture or other similar instrument or (ii) letter of credit, or reimbursement agreements in respect thereof, but only for any drawings that are not reimbursed within five Business Days after the date of such drawings, which in each case the Person has, directly or indirectly, created or Incurred;

(2)	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the Person, whether or not the Person has assumed or become liable for the payment of the indebtedness; provided that the amount of the indebtedness, if the Person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time, as determined in good faith by the Person, of the property subject to the lien;

(3)	any indebtedness, whether or not for borrowed money (excluding trade payables and accrued expenses arising in the ordinary course of business) with respect to which the Person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been Incurred to finance the purchase price, or a portion thereof, of any property or business acquired by, or service performed on behalf of, the Person, whether by purchase, consolidation, merger or otherwise;

(4)	the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the Person;

(5)	all Attributable Debt of the Person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

(6)	any indebtedness of any other Person of the character referred to in the foregoing clauses (1) through (5) of this definition with respect to which the Person whose indebtedness is being determined has become liable by way of a Guarantee; and

(7)	all Redeemable Capital Stock of the Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the Redeemable Capital Stock as if it were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture and if the price is based upon, or measured by, the fair market value of the Redeemable Capital Stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the Redeemable Capital Stock. For purposes hereof, the term “Indebtedness” shall not include (x) accrual of interest, the accretion of accreted value and the payment of interest or any other similar Incurrence by the Company or its Restricted Subsidiaries related to Indebtedness otherwise permitted in the Indenture or (y) indebtedness under any hedging arrangement which provides for the right or obligation to purchase, sell or deliver any currency, commodity or security at a future date for a specified price entered into to protect such Person from fluctuations in prices or rates, including currencies, interest rates, commodity prices and securities prices, including, without limitation, indebtedness under any interest rate or commodity price swap agreement, interest rate cap agreement, interest rate collar agreement or any forward sales arrangements, calls, options, swaps, or other similar transactions or any combination thereof.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Interim Capital Transactions” means (1) borrowings, refinancings or refundings of Indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by the Company, (2) sales of Capital Stock of the Company by the Company and (3) sales or other voluntary or involuntary dispositions of any assets of the Company (other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets excluding receivables and accounts and (z) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Company.

“Investment” means as applied to any Person:

(1)	any direct or indirect purchase or other acquisition by the Person of stock or other securities of any other Person; or

(2)	any direct or indirect loan, advance or capital contribution by the Person to any other Person and any other item which would be classified as an “investment” on a balance sheet of the Person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the Person of property or assets to a joint venture, partnership or other business entity in which the Person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the Person of assets of any other Person, other than stock or other securities, shall not constitute an “Investment” for purposes of the Indenture.

The amount classified as Investments made during any period shall be the aggregate cost to the Company and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any Person in whom the Investments have been made.

“Issue Date” means the date on which the notes are originally issued.

“Net Proceeds” means, with respect to any Asset Sale or sale of Capital Stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the Company or any of its Restricted Subsidiaries, net of:

(1)	brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

(2)	provisions for all taxes payable as a result of the Asset Sale;

(3)	amounts required to be paid to any Person, other than the Company or any Restricted Subsidiary, owning a beneficial interest in the assets subject to the Asset Sale;

(4)	appropriate amounts established by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

(5)	amounts applied to the repayment of Indebtedness in connection with the asset or assets sold in the Asset Sale, including any transaction costs and expenses associated therewith and any make-whole or other premium owed in connection with such repayment.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Issuers or, so long as the Company is a limited partnership, of the Company’s general partner.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Issuers or, so long as the Company is a limited partnership, of the Company’s general partner.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holders” means Irik Sevin and Audrey Sevin:

(1)	any immediate family member or lineal descendant of either of them;

(2)	any trust established for the benefit of any of the foregoing; or

(3)	any Person controlled by any of them.

“Permitted Investments” means any of the following:

(1)	Investments made or owned by the Company or any Restricted Subsidiary in:

(a)	marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

(b)	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having as at such date the highest rating obtainable from either Standard & Poor’s Ratings Group (“S&P”) and its successors or Moody’s Investors Service, Inc. (“Moody’s”) and its successors;

(c)	commercial paper maturing no more than 270 days from the date of creation thereof and having as at the date of acquisition thereof one of the two highest ratings obtainable from either S&P or Moody’s;

(d)	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada; the commercial paper or other short term unsecured debt obligations of which are as at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P or “Prime-2” or better (or comparably if the rating system is changed) by Moody’s; the long-term debt obligations of which are, as at such date, rated either “A” or better (or comparably if the rating system is changed) by either S&P or Moody’s (“Permitted Banks”);

(e)	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

(f)	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks;

(g)	obligations of the type described in clauses (a) through (e) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the Company or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question; and

(h)	securities issued by money market mutual funds which (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated “AAA” by S&P “Aaa” by Moody’s and (iii) have portfolio assets in excess of $500 million;

(2)	the acquisition by the Company or any Restricted Subsidiary of Capital Stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a Person located in the United States and engaged in a Related Business such that, upon the completion of such transaction or series of transactions, the Person becomes a Restricted Subsidiary;

(3)	the making or ownership by the Company or any Restricted Subsidiary of Investments (in addition to any other Permitted Investments) in any Person incorporated or otherwise formed pursuant to the laws of the United States or any state thereof; provided that the aggregate amount of all such Investments made by the Company and its Restricted Subsidiaries following the Issue Date and outstanding pursuant to this third clause shall not at any date of determination exceed $20 million;

(4)	the making or ownership by the Company or any Restricted Subsidiary of Investments:

(a)	arising out of loans and advances to employees Incurred in the ordinary course of business;

(b)	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; or

(c)	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

(5)	the creation or Incurrence of liability by the Company or any Restricted Subsidiary, with respect to any Guarantee constituting an obligation, warranty or indemnity, not guaranteeing Indebtedness of any Person, which is undertaken or made in the ordinary course of business;

(6)	the creation or Incurrence of liability by the Company or any Restricted Subsidiary with respect to any hedging agreements or arrangements;

(7)	the making by any Restricted Subsidiary of Investments in the Company or another Restricted Subsidiary and the making by the Company of Investments in any Restricted Subsidiary; and

(8)	Investments in any Person pursuant to joint venture arrangements, in an aggregate amount not to exceed $10 million outstanding at any one time; provided that such Person is engaged in a Related Business.

“Permitted Liens” means any of the following:

(1)	liens for taxes, assessments or other governmental charges, the payment of which is not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

(2)	liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

(a)	not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

(b)	Incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

(3)	liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, Incurred or deposits made in the ordinary course of business:

(a)	in connection with workers’ compensation, unemployment insurance and other types of social security; or

(b)	to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not Incurred or made in connection with the borrowing of money;

(4)	other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

(5)	liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

(6)	any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after notice of the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

(7)	leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which, in each case either have been granted, entered into or created in the ordinary course of the business of the Company or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

(8)	liens on property or assets of any Restricted Subsidiary securing Indebtedness of the Restricted Subsidiary owing to the Company or a Restricted Subsidiary;

(9)	liens on assets of the Company or any Restricted Subsidiary existing on the Issue Date;

(10)	liens on personal property leased under leases entered into by the Company or its Restricted Subsidiaries which are accounted for as operating leases in accordance with GAAP;

(11)	liens securing Indebtedness incurred in accordance with:

(a)	clauses (4), (5) and (7) of the definition of Permitted Indebtedness; and

(b)	Indebtedness otherwise permitted to be incurred under the “Limitation on Indebtedness” covenant to the extent incurred:

(i)	to finance the making of expenditures for the improvement or repair (to the extent the improvements and repairs may be capitalized on the books of the Company and the Restricted Subsidiaries in accordance with GAAP) of, or additions including additions by way of acquisitions of businesses and related assets to, the assets and property of the Company and its Restricted Subsidiaries; or

(ii)	by assumption in connection with additions including additions by way of acquisition or capital contributions of businesses and related assets to the property and assets of the Company and its Restricted Subsidiaries; provided that the principal amount of the Indebtedness does not exceed the lesser of the cost to the Company and its Restricted Subsidiaries of the additional property or assets and the fair market value of the additional property or assets at the time of the acquisition thereof, as determined in good faith by the Board of Directors;

(12)

liens existing on any property of any Person at the time it becomes a Subsidiary of the Company, or existing at the time of acquisition upon any property acquired by the Company or any Subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the Company or the Subsidiary, or created to secure Indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property including, without limitation, Capital Stock and other securities acquired by the Company or a Restricted Subsidiary; provided that:

(a)	the lien shall be confined solely to the item or items of property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

(b)	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

(i)	the cost to the Company and the Restricted Subsidiaries of the property; and

(ii)	the fair market value of the property at the time of the acquisition thereof as determined in good faith by the Board of Directors;

(c)	the Purchase Money Lien shall be created not later than 360 days after the acquisition of the property; and

(d)	the lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the Person’s becoming a Subsidiary of the Company or the acquisition of property by the Company or any Subsidiary;

(13)	easements, exceptions or reservations in any property of the Company or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the Company or any Restricted Subsidiary; and

(14)	any lien renewing, extending or replacing any lien permitted by clauses (9) through (12) above; provided that, the principal amount of the Indebtedness secured by any such lien shall not exceed the principal amount of the Indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby. The foregoing provisions of this clause (14) shall not be interpreted to limit the ability of the Company or any Restricted Subsidiary to Incur additional Indebtedness or grant liens in respect thereof as contemplated in clause (13) of “—Limitation on Indebtedness.”

“Permitted Refinancing Indebtedness” means Indebtedness incurred by the Company or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the Company or any Restricted Subsidiary or any other Indebtedness incurred by the Company or any Restricted Subsidiary pursuant to the “Limitation on Indebtedness” covenant, to the extent:

(1)	the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced (plus the amount of all expenses and premiums incurred in connection therewith);

(2)	with respect to any repayment, refunding, renewal, replacement, extension or refinancing of Indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the notes than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

(3)

with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and Stated Maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance Indebtedness of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of distributions or dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Public Equity Offering” means a public offering or private placement of partnership interests (other than interests that are mandatorily redeemable) of:

(1)	any entity that directly or indirectly owns equity interests in the Company, to the extent the net proceeds are contributed to the Company;

(2)	any Subsidiary of the Company to the extent the net proceeds are distributed, paid, lent or otherwise transferred to the Company that results in the net proceeds to the Company of at least $10 million; or

(3)	the Company.

A private placement of partnership interests will not be deemed a Public Equity Offering unless net proceeds of at least $10 million are received.

A “Public Market” exists at any time with respect to the Common Stock of the Company if:

(1)	the Common Stock of the Company is then registered with the SEC pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System; and

(2)	at least 15% of the total issued and outstanding Common Stock of the Company has been and remains distributed prior to such time by means of an effective registration statement under the Securities Act.

“Redeemable Capital Stock” means any shares of any class or series of Capital Stock (excluding, but not limited to, the Senior Units and Common Stock issued by the Company), that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity of the principal of the notes or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the principal of the notes, or is convertible into or exchangeable for debt securities at any time prior to the Stated Maturity of the principal of the notes.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the Issue Date by and among the Company and the initial purchasers set forth therein.

“Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company or any Restricted Subsidiary as carried out on the Issue Date.

“Related Person” with respect to any Permitted Holder means:

(1)

any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the United States Securities and Exchange Commission.

“Senior Units” means the units representing limited partner interests of the Company, having the rights and obligations specified with respect to Senior Subordinated Units of the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Termination Capital Transactions” means any sale, transfer or other disposition of property of the Company occurring upon or incident to the liquidation and winding up of the Company.

“Unrestricted Subsidiary” means any Person that is designated as such by the Board of Directors; provided that no portion of the Indebtedness of such Person:

(1)	is Guaranteed by the Company or any Restricted Subsidiary;

(2)	is recourse to or obligates the Company or any Restricted Subsidiary in any way; or

(3)	subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the Company or a Restricted Subsidiary may Guarantee or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to Indebtedness of an Unrestricted Subsidiary, but only to the extent that the Company or a Restricted Subsidiary would be permitted to:

(1)	make an Investment in the Unrestricted Subsidiary pursuant to the third clause of the definition of Permitted Investments; and

(2)

incur the Indebtedness represented by the Guarantee or agreement pursuant to the first paragraph of “—Certain Covenants—Limitation on Indebtedness.” The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation there exists no Default or Event of Default, and if the Unrestricted Subsidiary has, as of

the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the Company could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no Subsidiary may be designated an Unrestricted Subsidiary if the Subsidiary, directly or indirectly, holds Capital Stock of a Restricted Subsidiary.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	The sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b)	the number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

(2)	The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

U.S. TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes held as capital assets by initial purchasers that purchase the notes at their original issue price, and it does not deal with special situations. For example, this summary does not address tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities, or U.S. holders (as defined below) of notes whose “functional currency” is not the U.S. dollar. In addition, this summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” or a corporation that accumulates earnings to avoid U.S. federal income tax).

This summary is based upon provisions of the Internal Revenue Codes of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes, which are beneficial owners of the notes who are not U.S. holders, are described under “—Consequences to Non-U.S. Holders” below.

A “U.S. holder” means a person that is for U.S. federal income tax purposes one of the following:

•	a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting for tax purposes.

Sale, Exchange or Other Taxable Disposition of Notes

Your tax basis in a note will, in general, be your cost therefor, reduced by any principal payments you receive. Subject to the discussion under “The Exchange Offer,” upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (not including an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis of the note. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Exchange Offer

In satisfaction of the registration rights of holders of Series A notes as provided for herein under the heading, “The Exchange Offer—Registration Rights,” we are offering the Series B notes in exchange for the

Series A notes. Because the Series B notes will not differ materially in kind or extent from the notes, your exchange of Series A notes for Series B notes will not constitute a taxable disposition of the notes for the United States federal income tax purposes. As a result, (1) you will not recognize taxable income, gain or loss on such exchange, (2) your holding period for the Series B notes will generally include the holding period for the Series A notes so exchanged, and (3) your adjusted tax basis in the Series B notes will generally be the same as your adjusted tax basis in the Series A notes so exchanged.

Liquidated Damages

As described under “Registration Rights” we may be required to pay you liquidated damages in certain circumstances. Although the matter is not free from doubt, we intend to take the position that a U.S. holder of a note should be required to report any liquidated damages as ordinary income for U.S. federal income tax purposes at the time it accrues or is received in accordance with your regular method of accounting. It is possible, however, that the Internal Revenue Service may take a different position, in which case the timing and amount of income may be different.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of principal and interest paid on the notes and to the proceeds of sales of notes paid to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a note owned by a non-U.S. holder, under the portfolio interest rule, provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the U.S.;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals.

If you cannot satisfy the requirements of the portfolio interest rule described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under “U.S. Federal Income Tax”).

As described under “Registration Rights,” we may be required to pay you liquidated damages in certain circumstances. It is possible that such payments might be subject to U.S. federal withholding tax.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the U.S. and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in “U.S. Federal Withholding Tax”) in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Any gain realized on the sale, exchange, retirement or other disposition of a note (other than gain representing accrued but unpaid interest, which will be treated as such) generally will not be subject to federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business in the U.S. by you, or

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that sale, exchange, retirement or other disposition, and certain other conditions are met.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the federal withholding tax under the portfolio interest rules described above under “U.S. Federal Withholding Tax” without regard to the statement requirement described in the last bullet under that heading.

Information Reporting and Backup Withholding

Generally, we must report to the Internal Revenue Service and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “U.S. Federal Withholding Tax.” In addition, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of the sale of a note within the U.S. or conducted through U.S.-related financial intermediaries unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the issuers were deemed to include “plan assets” as described below, the acquisition and/or holding of notes by an ERISA Plan with respect to which we, the initial purchasers, or any of our or their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Plan Asset Issues

ERISA and the Code do not define “plan assets.” However, regulations (the “Plan Assets Regulation”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an “equity” interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not “significant” (i.e., it is significant if 25% or more of any class of equity is held by benefit plan investors) or that the entity is an “operating company,” in each case as defined in the Plan Assets Regulation.

It is not anticipated that (i) the notes will constitute “publicly-offered securities” for purposes of the Plan Assets Regulation, (ii) the issuers will be an investment company registered under the Investment Company Act of 1940, (iii) the Issuers would be in a position to monitor whether investment in the notes by benefit plan investors will be “significant” for purposes of the Plan Assets Regulation or (iv) Star Gas Finance Company will qualify as an operating company within the meaning of the Plan Assets Regulation. It is anticipated that Star Gas Partners, L.P. will qualify as an operating company within the meaning of the Plan Assets Regulation, although no assurance can be given in this regard.

The Plan Assets Regulation defines an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little authority on the subject, we believe that the notes will be debt rather than equity interests. However, there can be no assurance that the DOL or others would characterize the notes as indebtedness on the date of issuance or at any given time thereafter.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code. (Whether or not our assets are deemed to be “plan assets” under ERISA, see discussion under “Prohibited Transaction Issues” above.)

Representation

Accordingly, by its acceptance of a note, each purchaser and subsequent transferee of a note (or any interest therein) will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to purchase and hold the notes (or any interest therein) constitutes assets of any Plan or (ii) the purchase and holding of the notes (or any interest therein) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

Global Note

Certificates representing the Series B notes will be issued in fully registered form, without coupons. Except as described below, the registered notes will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., as nominee of DTC, in the form of a global note. Holders of the registered notes will own book-entry interests in the global note evidenced by records maintained by DTC.

Ownership of beneficial interests in the global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in the global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global note may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Note

All interests in the global note will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by DTC and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of the global note, that nominee will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in the global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by the global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in the global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in the global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global note and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

VALIDITY OF THE NOTES

The validity of the Series B notes will be passed upon for us by Phillips Nizer LLP, New York, New York.

EXPERTS

The consolidated financial statements of Star Gas Partners, L.P., as of September 30, 2001 and 2002 and for each of the years in the three-year period ended September 30, 2002, have been incorporated by reference to our Annual Report on Form 10-K/A for the year ended September 30, 2002 in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheets of Star Gas LLC as of September 30, 2001 and 2002 have been incorporated by reference to our Current Report on Form 8-K filed on March 17, 2003 in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Meenan Oil Co., L.P. as of June 30, 2001 and 2000 and for each of the years in the three-year period ended June 30, 2001, have been incorporated by reference to our Current Report on Form 8-K filed on March 17, 2003 in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our unitholders, annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our unitholders. The public may read and copy any reports, proxy statements or other information that we file at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. Our common units and senior subordinated units are listed on the New York Stock Exchange under the symbols “SGU” and “SGH,” respectively. You can inspect and copy reports, proxy statements and other information about us at the New York Stock Exchange’s office at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering, other than information furnished under Item 9 of any Current Report on Form 8-K or Form 8-K/A that is listed below or filed in the future and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

The following documents that we filed with the SEC are incorporated by reference in this prospectus:

•	Star Gas Partners’ Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended September 30, 2002.

•	Star Gas Partners’ Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the fiscal quarter ended December 31, 2002.

•	Star Gas Partners’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003.

•	Star Gas Partners’ Current Report on Form 8-K, dated January 30, 2003.

•	Star Gas Partners’ Current Report on Form 8-K, dated March 17, 2003.

In addition, all other reports and documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering shall be deemed incorporated by reference in this prospectus from the date of filing of those reports and documents. If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

We will provide you without charge a copy of any document incorporated by reference in this prospectus, any exhibit specifically incorporated by reference in those documents, the notes, the indenture governing the notes and the registration rights agreement relating to the notes. You may request copies of these documents by contacting us at: Star Gas LLC, 2187 Atlantic Street, Stamford, Connecticut 06902 (telephone number: (203) 328-7313), Attention: Richard F. Ambury, Vice President and Treasurer.